


InnerWorkings


2012 ANNUAL REPORT

Here We Grow Again

'12



WHO WE ARE

We're a leading global provider of brand delivery services.






Using proprietary technology,
an extensive supplier network
and deep domain expertise,
we procure and deliver marketing
materials and campaigns as
part of a comprehensive
outsourced solution.



Delivering Growth

InnerWorkings has increased its revenue from $5M in 2002 to $798M in 2012, representing a compounded annual growth rate of 66%.

$798M

2012 REVENUE

66%

COMPOUNDED ANNUAL GROWTH RATE


$5.0M
$16.2M
$38.9M
$76.9M
$160.5M
2002
2003
2004
2005
2006


$288.4M
$419.0M
$400.4M
$482.2M
$633.8M
$797.7M
2007
2008
2009
2010
2011
2012


WHAT MAKES US UNIQUE

Proprietary Technology

Breadth of Offerings

Global Platform

Client Experience

What Makes Us Unique

1. PROPRIETARY TECHNOLOGY

With the largest database of supplier profiles, we can effectively match a job requirement with the right supplier at the most efficient cost.

2. BREADTH OF OFFERINGS

Our portfolio offering has expanded beyond print sourcing and production to include e-commerce solutions, creative services, product packaging, warehousing and fulfillment. These additional services allow InnerWorkings to integrate offerings across a client's marketing supply chain.

3. GLOBAL PLATFORM

We now operate in more than 30 countries, covering North America, South America, Europe and Asia. This global presence allows us to offer our international clients a comprehensive solution.

4. CLIENT EXPERIENCE

We have large enterprise relationships across a diverse set of industry verticals, including Consumer Package Goods, Retail, Financial Services, Not-for-Profit, Healthcare, Hospitality, Beverages and Publishing.

An End-to-End Solution


1
2
3

PRINT MANAGEMENT

Maximize print spending.

We drive efficiency and quality across clients' marketing materials with our comprehensive print management service.

PRODUCT PACKAGING

Add power to packaging.

We build our clients brand equity with powerful packaging that keeps costs in check.

BRANDED MERCHANDISE

Showcase brands.

We help clients create unique and innovative brand experiences with customized promotional products.


4
5
6

PRE-MEDIA & CREATIVE SERVICES

POP DISPLAYS

WAREHOUSING & FULFILLMENT

Captivate audiences.

Our Pre-media and Creative Services help clients get the most out of their marketing investment.

Influence clients at the point of purchase.

We help clients inspire action with in-store displays that master the art of persuasion.

Streamline warehousing and fulfillment.

We add speed, simplicity and savings to inventory management and fulfillment with our integrated solution.

A Growing Global Presence

NORTH AMERICA

LATIN AMERICA

1,400
EMPLOYEES

7,000
CLIENTS

10,000
SUPPLIERS


ASIA PACIFIC
EUROPE,
MIDDLE EAST
& AFRICA

33

COUNTRIES WITH EMPLOYEES

169

COUNTRIES BEING SERVED

Securing Larger Contracts Across Diverse Verticals

In 2012, we secured three of the largest clients in our company's history.

Today we have flagship clients in most major industry verticals.





NON-PROFIT



CONSUMER GOODS



HEALTHCARE



UTILITIES


OPEN

RETAIL



HOSPITALITY



FINANCIAL SERVICES



BUSINESS SERVICES



MANUFACTURING



Developing the Best Talent

With nearly 1,400 global employees—including 250 located onsite with clients—our people are dedicated to serving our clients and our company's mission. We are developing the future leaders of the marketing supply chain industry.


BRIAN SZUBINSKI
CHICAGO, IL


EDUARDO RANGEL
DALLAS, TX


BAL PARMAR
BIRMINGHAM, UK


TRACI TARNOW
NORWALK, CT


ROBERT O'DONNELL
BOSTON, MA


JODI STINELY
NEWPORT NEWS, VA


GABRIELLA LA CRUZ
CARACAS, VE

2012 CEO CIRCLE

Each year, we celebrate the contributions of employees who excel in delivering value to our customers and our organization.


ANDREA STEVENS
ROANOKE, VA


CHIRAG GULIANI
CHICAGO, IL


JAMES DEANS
AURORA, IL

2012 in Review



+$100M
NEW ENTERPRISE REVENUE

26%
REVENUE GROWTH

26%
OPERATING INCOME GROWTH

BRAZIL + CHINA
NEW GLOBAL MARKETS



ERIC BELCHER
PRESIDENT & CEO

MY FELLOW STOCKHOLDERS:

With record performance across the most important components of our business, 2012 was our best year yet. We continued to execute against our focused growth plan:



- **Powerful** Organic Growth
- **New Growth** Opportunities
- **Strong** Financial Performance

DRIVE ORGANIC GROWTH Our Enterprise business is a powerful organic growth engine and the foundation of the company. In 2012, we recorded over $100 million of organic revenue from new clients. And we signed three of the largest new enterprise contracts in our history. Our client retention rate is outstanding, which demonstrates the ongoing innovation and value we deliver for our clients. We now have flagship clients serving as references in most major industries, and our pipeline for new enterprise business is stronger than ever.

This past year, we made investments to fuel our global enterprise growth. First, we entered Brazil and China, which strengthens our global platform and our ability to serve clients on multiple continents. Second, we've invested in the development of our next-generation technology platform, which handles all currencies and languages, and will allow for seamless collaboration of client concepts and reporting across our clients' regions. Lastly, we added talented new leadership in Europe, Asia and Latin America. Today, we have employees in 33 countries and are providing services for clients in 169 countries. We believe the future of the industry is a global solution and we intend to be the preeminent provider.

DEVELOP NEW GROWTH OPPORTUNITIES We continue to develop new ways to expand our sales and product capabilities. The Inside Sales initiative that we launched in 2010 to serve small and medium-sized businesses saw revenues more than double in 2012. We believe this solution represents the way of the future for this market segment, and stands as yet another example of InnerWorkings blazing the trail in our industry.

We've also added important service capabilities in the past year. For example, we now offer a comprehensive internal creative studio service for Fortune 500 companies. This aligns with our vision of becoming an end-to-end marketing supply chain provider. We will continue to evaluate and deploy new product and service offerings through both internal development and acquisition strategies.

ACHIEVE STRONG FINANCIAL PERFORMANCE I am proud of what we accomplished in 2012. Our revenues grew 26% to $798 million, with the majority of the growth being organic in nature. Operating income also expanded 26% to $28 million. And our return on invested capital grew while we reduced our debt. Importantly, none of these improved metrics were realized at the expense of our future opportunities as we made meaningful investments in our future throughout the year. We expect these resource allocation decisions to drive stockholder returns in the future.

Our talented employees—including the hundreds onsite with our clients—remain focused on delivering value to our clients. We are committed to becoming a global powerhouse with the most respected name in the industry.

2012 was a tremendous year, but we're just getting started. We have a huge market opportunity in front of us, and we intend to capitalize on it.

On behalf of everyone at InnerWorkings, I'd like to thank you for your continued support.

My regards,



INWK

Our common stock is listed and traded on the NASDAQ Global Market under the symbol "INWK."

The following table sets forth the high and low sales prices of our common stock as reported by the NASDAQ Global Market for each of the periods listed.



$12.24
HIGH
$13.67
HIGH
$13.95
HIGH
$15.06
HIGH
$9.38
LOW
$10.04
LOW
$11.01
LOW
$11.86
LOW

2012

Q1 Q2 Q3 Q4

2011



$6.24
LOW
$7.33
LOW
$6.52
LOW
$7.28
LOW
$8.76
HIGH
$9.17
HIGH
$9.05
HIGH
$10.06
HIGH

Stock Performance


$140
120
100
80
60
40
20
0
DEC. 31, 2007
DEC. 31, 2008
DEC. 31, 2009
DEC. 31, 2010
DEC. 31, 2011
DEC. 31, 2012

	DEC. 31, 2007	DEC. 31, 2008	DEC. 31, 2009	DEC. 31, 2010	DEC. 31, 2011	DEC. 31, 2012
INWK	$100	$38	$34	$ 38	$ 54	$ 80
NASDAQ MARKET INDEX	$100	$59	$86	$100	$ 98	$114
DOW JONES BUSINESS SUPPORT SERVICES INDEX	$100	$74	$90	$ 99	$103	$129

This graph assumes $100 was invested on December 31, 2007 in the common stock of the Company and each of the above indices and assumes reinvestment of dividends. The stock performance on the graph above is not necessarily indicative of future stock price performance.

Consolidated Statements of Income

	Years Ended December 31,		
	2010	2011	2012
Revenue	$482,212,101	$633,846,120	$797,698,870
Cost of goods sold	366,199,728	484,483,592	612,275,393
Gross profit	116,012,373	149,362,528	185,423,477
Operating expenses			
Selling, general and administrative expenses	91,796,566	115,624,276	143,632,284
Depreciation and amortization	9,008,514	10,171,758	10,790,452
Preference claim charge	—	950,000	1,099,386
VAT settlement charge	—	—	1,485,088
Income from operations	15,207,293	22,616,494	28,416,267
Other income (expense)			
Gain on sale of investment	3,578,431	3,948,082	1,196,196
Interest income	150,506	182,050	66,489
Interest expense	(1,928,210)	(2,251,010)	(2,438,234)
Other, net	(48,725)	—	94,411
Total other income (expense)	1,752,002	1,879,122	(1,081,138)
Income before taxes	16,959,295	24,495,616	27,335,129
Income tax expense	5,748,806	8,102,609	8,223,241
Net income	$ 11,210,489	$ 16,393,007	$ 19,111,888
Basic earnings per share	$ 0.25	$ 0.35	$ 0.39
Diluted earnings per share	$ 0.24	$ 0.34	$ 0.37

Audited financial statements and notes, along with management's discussion and analysis of results of operations and financial condition, are available in our 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission, accessible on our website, www.inwk.com

Consolidated Statements of Operations Data

	Years Ended December 31,				
	2008	2009	2010	2011	2012
	(in thousands, except per share and headcount amounts)				
Revenue	$419,017	$400,447	$482,212	$633,846	$797,699
Cost of goods sold	314,996	301,672	366,200	484,483	612,275
Gross profit	104,021	98,775	116,012	149,363	185,424
Selling, general and administrative expenses	79,655	81,288	91,796	115,624	143,632
Depreciation and amortization	4,761	8,031	9,009	10,172	10,791
Preference claim settlement charge	—	—	—	950	1,099
VAT settlement charge	—	—	—	—	1,485
Income from operations	19,605	9,456	15,207	22,617	28,417
Total other income (expense)	6,445	(439)	1,752	1,879	(1,082)
Income before income taxes	26,050	9,017	16,959	24,496	27,335
Income tax expense	(10,097)	(2,708)	(5,749)	(8,103)	(8,223)
Net income	$ 15,953	$ 6,309	$ 11,210	$ 16,393	$ 19,112
Net income per share of common stock					
Basic	$ 0.34	$ 0.14	$ 0.25	$ 0.35	$ 0.39
Diluted	$ 0.32	$ 0.13	$ 0.24	$ 0.34	$ 0.37
Shares used in per share calculations					
Basic	47,137	45,535	45,704	46,428	48,811
Diluted	49,141	47,157	47,582	48,827	51,410
Other data					
Employees and independent contractors	761	667	743	1,034	1,379

Other Financial and Operational Data

	Years Ended December 31,		
	2010	2011	2012
	(dollars in thousands)		
Income from operations	$15,207	$22,616	$28,416
Depreciation and amortization	9,009	10,172	10,790
Stock-based compensation expense	3,148	3,976	6,193
Preference claim charge	—	950	1,099
VAT settlement charge	—	—	1,485
Change in fair value of contingent consideration	(1,987)	(148)	(2,724)
Adjusted EBITDA	$25,377	$37,566	$45,259

Audited financial statements and notes, along with management's discussion and analysis of results of operations and financial condition, are available in our 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission, accessible on our website, www.inwk.com

Consolidated Statements of Cash Flows

	Years Ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES	**2010**	**2011**	**2012**
Net income	$ 11,210,489	$ 16,393,007	$ 19,111,888
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,008,514	10,171,758	10,790,452
Stock-based compensation expense	3,148,619	3,976,187	6,192,870
Deferred income taxes	801,406	1,228,443	1,090,502
Gain on sale of investment	(3,578,431)	(3,948,082)	(1,196,196)
Bad debt provision	2,901,216	2,414,710	1,681,942
Excess tax benefit from exercise of stock awards	(862,458)	(1,144,344)	(6,666,884)
Change in fair value of contingent consideration liability	(1,987,042)	(147,529)	(2,724,978)
Other operating activities	259,806	255,949	533,842
Change in assets, net of acquisitions:			
Accounts receivable and unbilled revenue	(21,385,6 88)	(24,785,185)	(23,278,410)
Inventories	368,909	(3,326,116)	(2,134,490)
Prepaid expenses and other	5,360,326	(2,715,853)	(13,063,957)
Change in liabilities, net of acquisitions:			
Accounts payable	1,079,820	25,432,811	13,582,947
Accrued expenses and other	2,027,038	4,024,780	6,616,912
Net cash provided by operating activities	$ 8,352,524	$ 27,830,536	$ 10,536,440

Audited financial statements and notes, along with management's discussion and analysis of results of operations and financial condition, are available in our 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission, accessible on our website, www.lowk.com

CASH FLOWS FROM INVESTING ACTIVITIES	Years Ended December 31, 2010	2011	2012
Purchases of property and equipment	$ (4,897,251)	$ (8,182,832)	$(11,823,646)
Payments for acquisitions, net of cash acquired	(4,188,455)	(17,097,159)	(1,127,954)
Payments to seller for acquisitions closed prior to 2009	(12,511,168)	(12,247,533)	(3,000,000)
Proceeds from sale of marketable securities	3,595,427	3,952,172	1,213,501
Proceeds from sale of short-term investments	13,818,771	—	—
Proceeds from sale of property and equipment	—	—	31,566
Net cash used in investing activities	(4,182,676)	(33,575,352)	(14,706,533)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net borrowings (repayments) from revolving credit facility and short-term debt	(2,098,107)	12,600,000	5,000,000
Payments of contingent consideration	—	—	(8,303,112)
Principal payments on capital lease obligations	(106,693)	(31,217)	(7,270)
Proceeds from exercise of stock options	195,561	354,584	5,458,981
Excess tax benefit from exercise of stock awards	862,458	1,144,345	6,666,884
Payment of debt issuance costs	(633,600)	—	(356,700)
Net cash provided by (used in) financing activities	(1,780,381)	14,067,712	8,458,783
Effect of exchange rate changes on cash and cash equivalents	(34,101)	(362,783)	(289,176)
Increase in cash and cash equivalents	2,355,366	7,960,113	3,999,514
Cash and cash equivalents, beginning of period	2,903,906	5,259,272	13,219,385
Cash and cash equivalents, end of period	$ 5,259,272	$ 13,219,385	$ 17,218,899

Audited financial statements and notes, along with management's discussion and analysis of results of operations and financial condition, are available in our 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission, accessible on our website: www.inwk.com

Consolidated Balance Sheets

ASSETS	DEC. 31, 2011	DEC. 31, 2012
Current assets		
Cash and cash equivalents	$ 13,219,385	$ 17,218,899
Short-term investments	1,129,757	—
Accounts receivable[1]	124,946,621	149,246,568
Unbilled revenue	28,318,751	30,798,230
Inventories	14,201,606	17,406,863
Prepaid expenses	11,066,451	16,210,053
Deferred income taxes	1,729,349	1,513,414
Other current assets	13,875,918	21,051,907
Total current assets	208,487,838	253,445,934
Property and equipment, net	12,086,627	17,078,384
Intangibles and other assets		
Goodwill	205,282,587	214,086,880
Intangible assets[2]	26,565,315	36,396,865
Deferred income taxes	4,246,592	413,244
Other assets	984,227	822,275
	237,078,721	251,719,264
Total assets	$457,653,186	$522,243,582

Audited financial statements and notes, along with management's discussion and analysis of results of operations and financial condition, are available in our 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission, accessible on our website, www.inwk.com.

LIABILITIES AND STOCKHOLDERS' EQUITY	DEC. 31, 2011	DEC. 31, 2012
Liabilities		
Accounts payable-trade	$102,290,443	$121,132,051
Current portion of contingent consideration	14,232,980	7,795,489
Due to seller	7,554,000	10,796,850
Other liabilities	6,979,516	8,111,051
Accrued expenses	17,324,598	17,558,675
Total current liabilities	148,381,537	165,394,116
Revolving credit facility	60,000,000	65,000,000
Deferred income taxes	—	5,000,740
Contingent consideration, net of current portion	67,769,862	63,869,281
Total liabilities	276,151,399	299,264,137
Stockholders' equity		
Common stock, par value $0.0001 per share[3]	4,700	5,020
Additional paid-in capital	179,688,593	198,118,990
Treasury stock at cost[4]	(71,241,947)	(67,071,323)
Accumulated other comprehensive income	268,331	205,462
Retained earnings	72,782,110	91,721,296
Total stockholders' equity	181,501,787	222,979,445
Total liabilities and stockholders' equity	$457,653,186	$522,243,582

1. Net of allowance for doubtful accounts of $3,293,241 and $1,353,926, respectively
2. Net of accumulated amortization of $13,503,735 and $18,195,508, respectively
3. 200,000,000 and 200,000,000 shares authorized, 57,903,418 and 60,735,561 shares issued, 46,998,011 and 50,200,098 shares outstanding, respectively
4. 10,905,407 and 10,535,463 shares, respectively

Audited financial statements and notes, along with management's discussion and analysis of results of operations and financial condition, are available in our 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission, accessible on our website, www.inwk.com


HELPING OUR CLIENTS BE GREEN

Utilize the right manufacturers to reduce waste.

Source locally to reduce fuel consumption.

Optimize production quantities to minimize waste.

Advocate for recycled and eco-friendly materials.



BOARD OF DIRECTORS

JACK M. GREENBERG
Chairman of the Board
Retired Chairman and CEO,
McDonald's Corporation

ERIC D. BELCHER
President and Chief Executive Officer,
InnerWorkings

CHARLES K. BOBRINSKOY
Vice Chairman and Director of Research,
Ariel Investments

JULIE M. HOWARD
Chief Executive Officer,
Navigant Consulting, Inc.

LINDA S. WOLF
Retired Chairman and CEO,
Leo Burnett Worldwide

J. PATRICK GALLAGHER JR.
Chairman and CEO,
Arthur J. Gallagher & Co.

DAVID FISHER
CEO, Enova International, Inc.

COMMITTEES

AUDIT COMMITTEE
Charles K. Bobrinskoy (Chair)
David Fisher
Linda S. Wolf

COMPENSATION COMMITTEE
J. Patrick Gallagher Jr. (Chair)
Charles K. Bobrinskoy
Jack M. Greenberg
Julie M. Howard
Linda S. Wolf
David Fisher

NOMINATING & CORPORATE GOVERNANCE COMMITTEE
Linda S. Wolf (Chair)
J. Patrick Gallagher Jr.
Jack M. Greenberg
Julie M. Howard

EXECUTIVE OFFICERS

ERIC D. BELCHER
President and Chief Executive Officer

JOSEPH M. BUSKY
Chief Financial Officer

JOHN D. EISEL
Chief Operating Officer

RONALD C. PROVENZANO
General Counsel

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
InnerWorkings, Inc.
600 W. Chicago Avenue
Suite 850
Chicago, IL 60654
312.642.3700

AUDITOR
Ernst & Young LLP
Chicago, IL

ANNUAL MEETING
InnerWorkings' shareholders are invited to attend our annual meeting, which will be held June 20, 2013, at 11:00am (CT) at our Chicago Headquarters.

COMMON STOCK
The common stock of InnerWorkings, Inc. is traded on the NASDAQ Global Market under the name "INWK."

TRANSFER AGENT
American Stock Transfer and
Trust Company, LLC
Shareholder Services
6201 15th Avenue
Brooklyn, NY 112
Phone: 800.937.5449
www.amstock.com




InnerWorkings

600 WEST CHICAGO AVENUE, SUITE 850
CHICAGO, IL 60654
INWK.COM


INWK
NASDAQ
LISTED

LISTED ON NASDAQ® UNDER THE SYMBOL "INWK"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
Commission file number: 000-52170

INNERWORKINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-5997364**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

600 West Chicago Avenue, Suite 850
Chicago, Illinois 60654
Phone: (312) 642-3700
(Address (including zip code) and telephone number (including area code) of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.0001 par value	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2012, the last business day of the registrant's most recent completed second quarter, was $469,594,897 (based on the closing sale price of the registrant's common stock on that date as reported on the Nasdaq Global Market).

As of February 18, 2013, the registrant had 50,222,197 shares of common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file with the Securities and Exchange Commission a proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2012. Portions of such proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. *Business*

Unless otherwise indicated or the context otherwise requires, references in this Annual Report on Form 10-K to "InnerWorkings, Inc.," "InnerWorkings," the "Company," "we," "us" or "our" are to InnerWorkings, Inc., a Delaware corporation, and its subsidiaries.

Certain statements in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements involve a number of risks, uncertainties and other factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors which could materially affect such forward-looking statements can be found in the section entitled "Risk Factors" in Part I, Item 1A and Part II, Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. Investors are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date hereof and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Our Company

We are a leading provider of global print management and promotional solutions to corporate clients across a wide range of industries. With proprietary technology, an extensive supplier network and deep domain expertise, the Company procures, manages and delivers printed materials and promotional products as part of a comprehensive outsourced enterprise solution. Our technology and database of information is designed to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain to obtain favorable pricing and to deliver high-quality products and services for our clients. Since 2002, we have expanded from a regional focus to a national and now global focus.

Our proprietary software applications and database create a fully-integrated solution that stores, analyzes and tracks the production capabilities of our supplier network, as well as quote and price data for print jobs. As a result, we have one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. We leverage our technology to match our print jobs with suppliers that are optimally suited to meet the client's needs at a highly competitive price.

Through our network of more than 10,000 global suppliers, we offer a full range of print, fulfillment and logistics services that allow us to procure printed products on virtually any substrate. The breadth of our product offerings and services and the depth of our supplier network enable us to fulfill all of the print procurement needs of our clients. By leveraging our technology platform and data, our clients are able to reduce overhead costs, redeploy internal resources and obtain favorable pricing and service terms. In addition, our ability to track individual transactions and provide customized reports detailing print procurement activity on an enterprise-wide basis provides our clients with greater visibility and control of their print expenditures.

We generate revenue by procuring and purchasing printed products from our suppliers and selling those products to our clients. We procure printed products for clients across a wide range of industries, such as retail, financial services, hospitality, non-profits, healthcare, food and beverage, broadcasting and cable, education, transportation and utilities. Our clients fall into two categories, enterprise and middle market. We enter into arrangements with our enterprise clients to provide some, or substantially all, of their printed products, typically on a recurring basis. We provide printed products to our middle market clients on an order-by-order basis.

We were formed in 2001, commenced operations in 2002 and converted from a limited liability company to a Delaware corporation in January 2006. Our corporate headquarters are located in Chicago, Illinois. For the year ended December 31, 2012, we served more than 7,000 clients. We have increased our annual revenue from $5.0 million in 2002 to $797.7 million in 2012, representing a compound annual growth rate of 66.1%.

As of December 31, 2012, we operated in 48 global office locations. We organize our operations into two segments based on geographic regions: North America and International. The North America segment includes operations in the United States and Canada, and the International segment includes operations in the United Kingdom, continental Europe, the Middle East, Latin America and Asia. In 2012, we generated global revenue from third parties of $649.1 million in the North America segment and $148.6 million in the International segment.

Industry Overview

Our business of providing print procurement solutions intersects two large industries, commercial printing and business process outsourcing, or BPO. According to Pira International, the global commercial print markets have estimated revenue exceeding $500 billion each year. The print industry includes the following product categories:

- direct mail and other direct marketing materials;
- basic business printing, including business forms, stationery and business cards;
- promotional printing, which includes brochures, direct mail and catalogs;
- publications, including magazines, books and directories;
- bill of material printing, which consists of customized packaging, labels and other shipping materials;
- promotional products, such as t-shirts, calendars and advertisements;
- warehousing, pick and pack distribution and print on demand; and
- multimedia, including CDs and DVDs.

In addition, the global print industry is highly fragmented. The traditional process of procuring, designing and producing a print order requires extensive collaboration by printers, designers, brokers and other middlemen and is often highly inefficient for the customer, who typically pays a mark-up at each intermediate stage of the supply chain. Print procurement is often dispersed across several areas of a business enterprise, including sales, marketing, communications and finance.

To become more competitive, many businesses seek to focus on core competencies and outsource non-core business functions, such as print procurement. The National Association of Procurement Managers ranked print procurement as the third most significant resource procurement outsourcing opportunity. Consolidating all print activities across the organization represents an opportunity to reduce total print expenditure and decrease the number of vendors in the print supply chain. Applying software and database technology to manage the print procurement process also provides for enhanced tracking and auditing capabilities.

In recent years, the print industry has been impacted by developments in technology, including enhanced output capacity of printing presses and increased utilization of Internet-based communications and digital printing. These developments have lowered barriers to entry and reduced the utilization of printing presses. As a result, the print industry has historically experienced significant excess manufacturing capacity and the market for printed products has become increasingly commoditized. As developments in technology enable more print companies to provide a broad range of products and services, there are fewer opportunities for print vendors to charge premium prices based on product and service differentiation.

We seek to capitalize on the trends impacting the commercial print industry and the movement towards increased outsourcing of non-core business functions by leveraging our propriety technology, expansive database, extensive supplier network and purchasing power.

Our Solution

Utilizing our proprietary technology and database, we provide our clients a global solution to procure and deliver printed products at favorable prices. Our network of more than 10,000 global suppliers offers a wide variety of printed products and a full range of print, fulfillment and logistics services.

Our print procurement software and database seeks to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain. We believe that the most competitive prices we obtain from our suppliers are offered by the suppliers with the most unused capacity. We utilize our technology to:

- greatly increase the number of suppliers that our clients can efficiently access;
- obtain favorable pricing and deliver high quality products and services for our clients; and
- aggregate our purchasing power.

Our proprietary software applications and database streamline the print procurement process for our clients by eliminating inefficiencies within the traditional print supply chain and expediting production. However, our technology cannot manage all of the variables associated with procuring a print job, which often involves extensive collaboration among numerous parties. Effective management of the procurement process requires that dedicated and experienced personnel work closely with both clients and print suppliers. Our account executives and production managers perform that critical function.

Account executives act as the primary sales staff to our clients. Production managers manage the entire print procurement process for our clients to ensure timely and accurate delivery of the finished product. For each print job we receive, a production manager uses our technology to gather print specifications, solicit bids from the optimal suppliers, establish pricing with the client, manage print production and purchase and coordinate the delivery of the finished product.

Each client is assigned an account executive and one or more production managers, who develop contacts with client personnel responsible for authorizing and making print purchases. Our largest clients often are assigned multiple production managers. In certain cases, our production managers function on-site at the client. Whether on-site or off-site, a production manager functions as a virtual employee of the client. As of December 31, 2012, we had 682 production managers, including 249 production managers working on-site at our clients. Although our clients fall into two categories, enterprise and middle market, the production process for each client category is substantially similar.

Our Proprietary Technology

Our proprietary technology is a fully-integrated solution that stores equipment profiles for our supplier network and price data for jobs we quote and execute. Our technology allows us to match print jobs with the suppliers in our network that are optimally suited to produce a job at a highly competitive price. Our technology also allows us to efficiently manage the critical aspects of the print procurement process, including gathering job specifications, identifying suppliers, establishing pricing, managing print production and coordinating purchase and delivery of the finished product.

Our database stores the production capabilities of our supplier network, as well as price and quote data for bids we receive and transactions we execute. As a result, we maintain one of the largest independent repositories of equipment profiles and price data for print suppliers. Our production managers use this data to discover excess print manufacturing capacity, select optimal suppliers, negotiate favorable pricing and efficiently procure high-quality products and services for our clients. In addition, we regularly request that our clients complete a customer scorecard, which allows them to rate us and our suppliers based on product quality, customer service and overall satisfaction. The data contained in these scorecards is stored in our database and used by our production managers during the supplier selection process.

With each new print job we process, we collect and store additional data in our proprietary database. As the number of print jobs we complete increases, our database further enhances our competitive position and our ability to obtain favorable pricing for our clients.

We believe our proprietary technology allows us to procure print more efficiently than traditional manual or semi-automated systems used by many printers and print brokers in the marketplace. Our technology includes the following features:

- *Customized order management.* Our solution automatically generates customized data entry screens based on product type and guides the production manager to enter the required job specifications. For example, if a production manager selects "envelope" in the product field, the screen will automatically prompt the production manager to specify the size, paper type, window size and placement and display style.

- *Cost management.* Our solution reconciles supplier invoices to executed print orders to ensure the supplier adhered to the pricing and other terms contained in the print order. In addition, it includes checks and balances that allow us to monitor important financial indicators relating to a print order, such as projected gross margin and significant job alterations.

- *Standardized reporting.* Our solution generates transaction reports that contain quote, supplier capability, price and customer service information regarding the print jobs the client has completed with us. These reports can be customized, sorted and searched based on a specified time period or the type of printed product, price or supplier. In addition, the reports give our clients insight into their print spend for each individual print job and on an enterprise-wide basis, which allows the client to track the amounts it spends on paper, print, productions and logistics.

- *Task-tracking.* Our solution creates a work order checklist that sends e-mail reminders to our production managers regarding the time elapsed between certain milestones and the completion of specified deliverables. These automated notifications enable our production managers to focus on more critical aspects of the print process and eliminate delays.

- *Historical price baseline.* Some of our larger clients provided us with pricing data for print jobs they completed before they began to use our solution. For these clients, our solution automatically compares our current price for a print job to the price obtained by the client for a comparable historical job, which enables us to demonstrate on an ongoing basis the cost savings we provide.

We have created customized eCommerce stores on our client and third party platforms to order pre-selected products, such as personalized stationery, marketing brochures, and promotional products. Automated order processes can send requests to our vendors for fulfillment or printing of variable print on demand products.

Our Clients

We procure printed products for corporate clients across a wide range of industries, such as retail, publishing, financial services, hospitality, non-profits, healthcare, food and beverage, broadcasting and cable, education, transportation and utilities. Our clients also include printers that outsource jobs to us because they do not have the requisite capabilities or capacity to complete an order. For the year ended December 31, 2012, we served more than 7,000 clients through approximately 6,000 suppliers. For the years ended December 31, 2010, 2011 and 2012, our largest customer accounted for 6%, 4% and 8% of our revenue, respectively. Revenue from our top ten clients accounted for 31%, 28% and 32% of our revenue in 2010, 2011 and 2012, respectively.

We generate revenue by procuring and purchasing printed products from our suppliers and selling those products to our clients. Our clients fall into two categories, enterprise and middle market. We enter into contracts with our enterprise clients to provide some or substantially all of their printed products, typically on a recurring basis. Our contracts with our enterprise clients are generally for a three to five year term with a termination right upon advance notice ranging from 90 days to twelve months. For the years ended December 31, 2010, 2011 and 2012, enterprise clients accounted for 71%, 74% and 75% of our revenue, respectively. We provide printed products to our middle market clients on an order-by-order basis. For the years ended December 31, 2010, 2011 and 2012, middle market clients accounted for 29%, 26% and 25% of our revenue, respectively.

Our Products and Services

We offer a full range of print, fulfillment and logistics services in more than 60 different print categories, which allows us to procure printed products on virtually any substrate. The printed products we procure for our clients may be printed with any of the eight major types of printing, which include offset sheet-fed, web offset, digital offset, letterpress, screen printing, waterless, flexography and gravure, as well as several forms of specialty printing.

Our major products include:

direct mail pieces	promotional products	newsletters	stickers
brochures	annual reports	billboards	bags
catalogues	envelopes	playing cards	magnets
point-of-purchase	labels	binders	warehousing
displays	calendars	apparel	pick and pack
magazines	folders	games	distribution
packaging	gift cards	stationery	print on demand
store fixtures	signage	business and automobile wraps	
CDs/DVDs	posters	postcards	

We offer a comprehensive range of fulfillment and logistics services, such as kitting and assembly, inventory management and pre-sorting postage. These services are often essential to the completion of the finished product. For example, we assemble multi-level direct mailings, insurance benefits packages and coupons and promotional incentives that are included with credit card and bank statements. We also provide creative services, including copywriting, graphics and website design, identity work and marketing collateral development, and pre-media services, such as image and print-ready page processing and proofing capabilities. Our eStores empower our clients with branded self-service ecommerce websites that prompt quick and easy online ordering, fulfillment, tracking and reporting.

We agree to provide our clients with products that conform to the industry standard of a "commercially reasonable quality" and our suppliers in turn agree to provide us with products of the same quality. The quotes we execute with our clients typically include customary provisions that limit the amount of our liability for product defects. To date, we have not experienced significant claims or liabilities relating to defective products.

Our Supplier Network

Our network of more than 10,000 global suppliers includes printers, graphic designers, paper mills and merchants, digital imaging companies, specialty binders, finishing and engraving firms and fulfillment and distribution centers.

These suppliers have been selected from among thousands of potential suppliers worldwide on the basis of price, quality and customer service. We direct requests for proposals from our clients to potential suppliers based on historical pricing data, quality control rankings and geographic proximity to a client or other criteria specified by our clients. In 2012, our top ten suppliers accounted for approximately 15% of our cost of goods sold, and no supplier accounted for more than 4% of our cost of goods sold.

We have established a quality control program that is designed to ensure that we deliver high-quality printed products and services to our clients through the suppliers in our network. As part of this program, we train our production managers to accurately gather job specifications and create a checklist to ensure that each item in the print order has been approved by the client. In addition, we regularly request that our clients complete customer scorecards, which are stored in our database and converted into quality control reports. These quality control reports are accessible to our production managers through our proprietary technology and are used during the supplier selection process. Our quality control standards are designed to ensure that our clients receive high quality printed products regardless of the supplier that prints the product.

Sales and Marketing

Our account executives sell our print procurement services to corporate clients. As of December 31, 2012, we had approximately 400 account executives. Our agreements with our account executives require them to market and sell print procurement services for us on an exclusive basis and contain non-competition and non-solicitation provisions that apply during and for a specified period after the term of their service.

We expect to continue our growth by recruiting and retaining highly qualified account executives and providing them with the tools to be successful in the marketplace. There are a large number of print sales representatives globally and we believe that we will be able to identify additional qualified account executives from this pool of individuals. We also expect to augment our sales force through selective acquisitions of print service businesses, including print brokers that employ experienced sales personnel with established client relationships.

We believe that we offer account executives an attractive opportunity in the print industry because they can utilize our vast supplier network, proprietary pricing data and customized order management solution to sell to their clients virtually any printed product at a highly competitive price. In addition, the diverse production and service capabilities of the suppliers in our network provide our account executives the opportunity to deliver a more complete product and service offering to their clients. We believe we can better attract and retain experienced account executives than our competitors because of the breadth of products offered by our supplier network.

To date, we have been successful in attracting and retaining qualified account executives. The integration process consists of training with our sales management, as well as access to a variety of sales and educational resources that are available on our intranet.

Competition

We operate in the print industry and several print-related industries, including paper and pulp, graphics art and digital imaging and fulfillment and logistics. As a result, we compete on some level with virtually every company that is involved in printing, from printers to graphic designers, pre-press firms, paper manufacturers and fulfillment companies.

Our primary competitors are printers that employ traditional methods of marketing and selling their printed materials. The printers with which we compete generally own and operate their own printing equipment and typically serve clients only within the specific product categories and print types that their equipment produces.

We also compete with print distributors and brokers. These competitors generally do not own or operate printing equipment, and typically work with a limited number of suppliers and have minimal financial investment in the quality of the products produced for their clients. Our industry experience indicates that several of these competitors, such as Williams Lea, Logisource, Cirqit and Noosh, offer print procurement services or enterprise software applications for the print industry.

The principal elements of competition in print procurement are price, product quality, customer service and reliability. Although we believe our business delivers products and services on competitive terms, our business and the print procurement industry are relatively new and are evolving rapidly. Print buyers may prefer to utilize the traditional services offered by the printers with whom we compete. Alternatively, some of these printers may elect to compete with us directly by offering print procurement services or enterprise software applications, and their well-established client relationships, industry knowledge, brand recognition, financial and marketing capabilities, technical resources and pricing flexibility may provide them with a competitive advantage over us.

Intellectual Property

We rely primarily on a combination of copyright, trademark and trade secret laws to protect our intellectual property rights. We also protect our proprietary technology through confidentiality and non-disclosure agreements with our employees and independent contractors.

Our IT infrastructure provides a high level of security for our proprietary database. The storage system for our proprietary data is designed to ensure that power and hardware failures do not result in the loss of critical data. The proprietary data is protected from unauthorized access through a combination of physical and logical security measures, including firewalls, antivirus software, anti-spy software, password encryption and physical security, with access limited to authorized IT personnel. In addition to our security infrastructure, our system is backed up and stored in a redundant location daily to prevent the loss of our proprietary data due to catastrophic failures or natural disasters. We test our overall IT recovery ability semi-annually and test our back-up process quarterly to verify that we can recover our business critical systems in a timely fashion.

Employees

As of December 31, 2012, we had 1,379 employees and independent contractors. We consider our employee relations to be strong.

Our Website

Our website is *http://www.inwk.com*. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including exhibits and any amendments to those reports, filed with or furnished to the Securities and Exchange Commission, or the SEC. We make these reports available through our website as soon as reasonably practicable after our electronic filing of such materials with, or the furnishing of them to, the SEC. The information contained on our website is not a part of this Annual Report on Form 10-K and shall not be deemed incorporated by reference into this Annual Report on Form 10-K or any other public filing made by us with the SEC.

Item 1A. ***Risk Factors***

Set forth below are certain risk factors that could harm our business, results of operations and financial condition. You should carefully read the following risk factors, together with the financial statements, related notes and other information contained in this Annual Report on Form 10-K. Our business, financial condition and operating results may suffer if any of the following risks are realized. If any of these risks or uncertainties occur, the trading price of our common stock could decline and you might lose all or part of your investment. This Annual Report on Form 10-K contains forward-looking statements that contain risks and uncertainties. Please refer to the discussion of "forward-looking statements" on page one of this Annual Report on Form 10-K in connection with your consideration of the risk factors and other important factors that may affect future results described below.

Risks Related to Our Business

Competition could substantially impair our business and our operating results.

We operate in the print industry and several print-related industries, including paper and pulp, graphics art and digital imaging and fulfillment and logistics. Competition in these industries is intense. Our primary competitors are printers that employ traditional methods of marketing and selling their printed materials. Many of these printers, such as Quad/Graphics and R.R. Donnelley, have larger client bases and significantly more resources than we do. Print buyers may prefer to utilize the traditional services offered by the printers with whom we compete. Alternatively, some of these printers may elect to offer outsourced print procurement services or enterprise software applications, and their well-established client relationships, industry knowledge, brand recognition, financial and marketing capabilities, technical resources and pricing flexibility may provide them with a competitive advantage over us.

We also compete with a number of print suppliers, distributors and brokers. Several of these competitors, such as Williams Lea, Logisource, Cirqit and Noosh, offer outsourced print procurement services or enterprise software applications for the print industry. These competitors, or new competitors that enter the market, may also offer print procurement services similar to and competitive with, or superior to, our current or proposed offerings and may achieve greater market acceptance. In addition, a software solution and database similar to our proprietary technology could be created over time by a competitor with sufficient financial resources and comparable experience in the print industry. If our competitors are able to offer comparable services, we could lose clients, and our market share could decline.

Our competitors may also establish cooperative relationships to increase their ability to address client needs. Increased competition may lead to revenue reductions, reduced gross margins or a loss of market share, any one of which could harm our business and our operating results.

If our services do not achieve widespread commercial acceptance, our business will suffer.

Most companies currently coordinate the procurement and management of their print orders with their own employees using a combination of telephone, facsimile, e-mail and the Internet. Growth in the demand for our services depends on the adoption of our outsourcing model for print procurement services. We may not be able to persuade prospective clients to change their traditional print management processes. Our business could suffer if our services are not accepted or are not perceived by the marketplace to be effective or valuable.

If our suppliers do not meet our needs or expectations, or those of our clients, our business would suffer.

The success of our business depends to a large extent on our relationships with our clients and our reputation for high quality printed products and print procurement services. We do not own printing presses or other printing equipment. Instead, we rely on third-party suppliers to deliver the printed products and services that we provide to our clients. As a result, we do not directly control the manufacturing of the products or the services provided by our suppliers. If our suppliers do not meet our needs or expectations, or those of our clients, our professional reputation may be damaged, our business would be harmed and we could be subject to legal liability.

A significant portion of our revenue is derived from a relatively limited number of large clients and any loss of, or decrease in sales to, these clients could harm our results of operations.

A significant portion of our revenue is derived from a relatively limited number of large clients. Revenue from our top ten clients accounted for 31%, 28% and 32% of our revenue during the years ended December 31, 2010, 2011 and 2012, respectively. Our largest client accounted for 6%, 4% and 8% of our revenue in 2010, 2011 and 2012, respectively. We are likely to continue to experience ongoing client concentration, particularly if we are successful in attracting large enterprise clients. Moreover, there may be a loss or reduction in business from one or more of our large clients. It is also possible that revenue from these clients, either individually or as a group, may not reach or exceed historical levels in any future period. The loss or significant reduction of business from our major clients would adversely affect our results of operations.

A significant or prolonged economic downturn, or a dramatic decline in the demand for printed products, could adversely affect our revenue and results of operations.

Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity and cyclicality in the industries and markets that they serve. Certain of our products are sold to industries, including the advertising, retail, consumer products, housing, financial and pharmaceutical industries, that experience significant fluctuations in demand based on general economic conditions, cyclicality and other factors beyond our control. Continued economic uncertainty or an economic downturn could result in a reduction of the marketing budgets of our clients or a decrease in the number of print jobs that our clients order from us. Reduced demand from one of these industries or markets could adversely affect our revenues, operating income and profitability.

A decrease in the number of our suppliers could adversely affect our business.

Our suppliers are not contractually required to continue to accept orders from us. If production capacity at a significant number of our suppliers becomes unavailable, we will be required to use fewer suppliers, which could significantly limit our ability to serve our clients on competitive terms. In addition, we rely on price bids provided by our suppliers to populate our database. If the number of our suppliers decreases significantly, we may not be able to obtain sufficient pricing information for our database, which could adversely affect our ability to obtain favorable pricing for our clients and adversely affect our operating income and profitability.

We may face difficulties as we expand our operations into countries in which we have limited operating experience.

Revenue from our International segment represented 8%, 15% and 19% of total revenue for 2010, 2011 and 2012, respectively. We intend to expand our global footprint, which may involve expanding into countries other than those in which we currently operate or increasing our operations in countries where we currently have limited operations and resources. Our business outside of the United States is subject to various risks, including:

- changes in economic and political conditions;
- changes in and compliance with international and domestic laws and regulations, including anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;
- wars, civil unrest, acts of terrorism and other conflicts;
- natural disasters;
- compliance with and changes in tariffs, trade restrictions, trade agreements and taxations;
- difficulties in managing or overseeing foreign operations;
- limitations on the repatriation of funds because of foreign exchange controls;
- political and economic corruption;
- less developed and less predictable legal systems than those in the United States; and
- intellectual property laws of countries which do not protect our intellectual property rights to the same extent as the laws of the United States.

The occurrence or consequences of any of these factors may lead to significant legal or compliance expenses and may restrict our ability to operate in the affected region or result in the loss of clients in the affected region or other regions, which could adversely affect our revenue, operating income and profitability.

As we expand our business in foreign countries, we will become exposed to increased risk of loss from foreign currency fluctuations and exchange controls as well as longer accounts receivable payment cycles. We have limited control over these risks, and if we do not correctly anticipate changes in international economic and political conditions, we may not alter our business practices in time to avoid adverse effects.

The European economy continues to experience overall weakness as a result of lingering high unemployment, sovereign debt issues and tightening of government budgets. Continued weak economic conditions in Europe could adversely affect our results of operations in the European countries in which we conduct business. Additionally, concerns persist regarding the debt burden of certain of the countries that have adopted the euro currency (the "euro zone") and their ability to meet future financial obligations, as well as concerns regarding the overall stability of the euro to function as a single currency among the diverse economic, social and political circumstances within the euro zone. We conduct a portion of our business in euro. Although it remains uncertain whether significant changes in utilization of the euro will occur or what the potential impact of such changes in the euro zone or globally might be, a material shift in circulation of the euro could result in disruptions to our business and negatively impact our results of operations.

If we are unable to expand the number of our account executives, or if a significant number of our account executives leave InnerWorkings, our ability to increase our revenues could be negatively impacted.

Our ability to expand our business will depend largely on our ability to attract additional account executives with established client relationships. Competition for qualified account executives can be intense and we may be unable to hire such individuals. Any difficulties we experience in expanding the number of our account executives could have a negative impact on our ability to expand our client base, increase our revenue and continue our growth.

In addition, we must retain our current account executives and properly incentivize them to obtain new clients and maintain existing client relationships. If a significant number of our account executives leave InnerWorkings and take their clients with them, our revenue could be negatively impacted. We have entered into non-competition agreements with our account executives to mitigate this risk, but we may need to litigate to enforce our rights under these agreements, which could be time-consuming, expensive and ineffective. A significant increase in the turnover rate among our current account executives could also increase our recruiting costs and decrease our operating efficiency and productivity, which could lead to a decline in the demand for our services.

If we are unable to expand our enterprise client base, our revenue growth rate may be negatively impacted.

As part of our growth strategy, we seek to attract new enterprise clients and expand relationships with existing and new middle market clients. If we are unable to attract new enterprise clients or expand our relationships with our existing middle market clients, our ability to grow our business will be hindered.

Most of our clients may terminate their relationships with us on short notice and with no penalties or limited penalties.

Our middle market clients, which accounted for approximately 29%, 26% and 25% of our revenue in 2010, 2011 and 2012, respectively, typically use our services on an order-by-order basis rather than under long-term contracts. These clients have no obligation to continue using our services and may stop purchasing from us at any time. We have entered into contracts with our enterprise clients, which accounted for approximately 71%, 74% and 75% of our revenue in 2010, 2011 and 2012, respectively, that are generally for three to five year terms. Most of these contracts, however, permit the clients to terminate our engagements on prior notice ranging from 90 days to 12 months with limited or no penalties.

The volume and type of services we provide our clients may vary from year to year and could be reduced if a client were to change its outsourcing or print procurement strategy. If a significant number of our middle market or enterprise clients elect to terminate or not to renew their engagements with us, or if the volume of their print orders decreases, our business, operating results and financial condition could suffer.

We may not be able to develop or implement new systems, procedures and controls that are required to support the anticipated growth in our operations.

Our revenue increased from $5.0 million in 2002 to $797.7 million in 2012, representing a compound annual growth rate of 66.1%. Between January 1, 2002 and December 31, 2012, the number of our employees and independent contractors increased from 21 to 1,379. Continued growth could place a significant strain on our ability to:

- recruit, motivate and retain qualified account executives, production managers and management personnel;
- preserve our culture, values and entrepreneurial environment;
- develop and improve our internal administrative infrastructure and execution standards; and
- maintain high levels of client satisfaction.

To manage our growth, we must implement and maintain proper operational and financial controls and systems. Further, we will need to manage our relationships with various clients and suppliers. We cannot give any assurance that we will be able to develop and implement, on a timely basis, the systems, procedures and controls required to support the growth in our operations or effectively manage our relationships with various clients and suppliers. If we are unable to manage our growth, our business, operating results and financial condition could be adversely affected.

The global integration of our technology platform may result in business interruptions.

We are currently implementing a common technology platform across our global operations. The implementation of and such changes to our technology platform and related software carry risks such as cost overruns, project delays and business interruptions and delays. If we experience a material business interruption as a result of this process, it could have a material adverse effect on our business, financial position and results of operations.

A decrease in levels of excess capacity in the commercial print industry could have an adverse impact on our business.

We believe that for the past several years the U.S. commercial print industry has experienced significant levels of excess capacity. Our business seeks to capitalize on imbalances between supply and demand in the print industry by obtaining favorable pricing terms from suppliers in our network with excess capacity. Reduced excess capacity in the print industry generally, and in our supplier network specifically, could have an adverse impact on our ability to execute our business strategy and on our business results and growth prospects.

Our inability to protect our intellectual property rights may impair our competitive position.

If we fail to protect our intellectual property rights adequately, our competitors could replicate our proprietary technology and offer similar services, which would harm our competitive position. We rely primarily on a combination of trademark and trade secret laws and confidentiality and nondisclosure agreements to protect our proprietary technology. We cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our rights or imitate or duplicate our services or methodologies. We may need to litigate to enforce our intellectual property rights or determine the validity and scope of the rights of others. Any such litigation could be time-consuming and costly.

If we are unable to maintain our proprietary technology, demand for our services, and, therefore our revenue could decrease.

We rely heavily on our proprietary technology to procure printed products for our clients. To keep pace with changing technologies and client demands, we must correctly interpret and address market trends and enhance the features and functionality of our technology in response to these trends, which may lead to significant research and development costs. We may be unable to accurately determine the needs of print buyers or the trends in the print industry or to design and implement the appropriate features and functionality of our technology in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenue.

In addition, we must protect our systems against physical damage from fire, earthquakes, power loss, telecommunications failures, computer viruses, hacker attacks, physical break-ins and similar events. Any software or hardware damage or failure that causes interruption or an increase in response time of our proprietary technology could reduce client satisfaction and decrease usage of our services.

If the key members of our management team do not remain with us in the future, our business, operating results and financial condition could be adversely affected.

Our future success will depend to a significant extent on the continued services of Eric Belcher, our Chief Executive Officer, Joseph Busky, our Chief Financial Officer, and John Eisel, our Chief Operating Officer. The loss of the services of these individuals could adversely affect our business, operating results and financial condition and could divert other senior management time in searching for their replacements.

We may not be able to identify suitable acquisition candidates, effectively integrate newly acquired businesses or achieve expected profitability from acquisitions.

Part of our growth strategy is to increase our revenue and the markets that we serve through the acquisition of additional businesses. We are actively considering certain acquisitions and will likely consider others. There can be no assurance that suitable candidates for acquisitions can be identified or, if suitable candidates are identified, that acquisitions can be completed on acceptable terms, if at all. Even if suitable candidates are identified, any future acquisitions may entail a number of risks that could adversely affect our business and the market price of our common stock, including the integration of the acquired operations, diversion of management's attention, risks of entering markets in which we have limited experience, adverse short-term effects on our reported operating results, the potential loss of key employees of acquired businesses and risks associated with unanticipated liabilities.

We have used, and expect to continue to use, common stock to pay for all or a portion of our acquisitions. If the owners of potential acquisition candidates are not willing to receive common stock in exchange for their businesses, our acquisition prospects could be limited. Future acquisitions could also result in accounting charges, potentially dilutive issuances of equity securities and increased debt and contingent liabilities, including liabilities related to unknown or undisclosed circumstances, any of which could have a material adverse effect on our business and the market price of our common stock.

Our business is subject to seasonal sales fluctuations, which could result in volatility or have an adverse effect on the market price of our common stock.

Our business is subject to some degree of sales seasonality. Historically, the percentage of our annual revenue earned during the third and fourth fiscal quarters has been higher due, in part, to a greater number of print orders in anticipation of the year-end holiday season. If our business continues to experience seasonality, we may incur significant additional expenses during our third and fourth quarters, including additional staffing expenses. Consequently, if we were to experience lower than expected revenue during any future third or fourth quarter, whether from a general decline in economic conditions or other factors beyond our control, our expenses may not be offset, which would have a disproportionate impact on our operating results and financial condition for that year. Such fluctuations in our operating results could result in volatility or have an adverse effect on the market price of our common stock.

Price fluctuations in raw materials costs could adversely affect the margins on our print orders.

The print industry relies on a constant supply of various raw materials, including paper and ink. Prices within the print industry are directly affected by the cost of paper, which is purchased in a price sensitive market that has historically exhibited price and demand cyclicality. Prices are also affected by the cost of ink. Our profit margin and profitability are largely a function of the rates that our suppliers charge us compared to the rates that we charge our clients. If our suppliers increase the price of our print orders, and we are not able to find suitable or alternative suppliers, our profit margin may decline.

If any of our products causes damages or injuries, we may experience product liability claims.

Clients and third parties who claim to suffer damages or an injury caused by our products may bring lawsuits against us. Defending lawsuits arising out of any of the products we provide to our clients could be costly and absorb substantial amounts of management attention, which could adversely affect our financial performance. A significant product liability judgment against us could harm our reputation and business.

If any of our key clients fails to pay for our services, our profitability would be negatively impacted.

We take full title and risk of loss for the printed products we procure from our suppliers. Our obligation to pay our suppliers is not contingent upon receipt of payment from our clients. In 2010, 2011 and 2012, our revenue was $482.2 million, $633.8 million and $797.7 million, respectively, and our top ten clients accounted for 31%, 28% and 32%, respectively, of such revenue. If any of our key clients fails to pay for our services, our profitability would be negatively impacted.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been and may continue to be volatile.

The trading prices of many small, mid-cap companies are highly volatile. Since our initial public offering in August 2006 through December 31, 2012, the closing sale price of our common stock as reported by the Nasdaq Global Market has ranged from a low of $1.92 on March 2, 2009 to a high of $18.69 on October 9, 2007.

Certain factors may continue to cause the market price of our common stock to fluctuate, including:

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- changes in market valuations of similar companies;
- changes in economic and political conditions in the United States or abroad;
- success of competitive products or services;
- changes in our capital structure, such as future issuances of debt or equity securities;
- announcements by us, our competitors, our clients or our suppliers of significant products or services, contracts, acquisitions or strategic alliances;
- regulatory developments in the United States or foreign countries;
- litigation involving our company, our general industry or both;
- additions or departures of key personnel;
- investors' general perception of us; and
- changes in general industry and market conditions.

In addition, if the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. As a result, you could lose all of part of your investment.

Our quarterly results are difficult to predict and may vary from quarter to quarter, which may result in our failure to meet the expectations of investors and increased volatility of our stock price.

The continued use of our services by our clients depends, in part, on the business activity of our clients and our ability to meet their cost saving needs, as well as their own changing business conditions. The time between our payment to the supplier of a print job and our receipt of payment from our clients varies with each print job and client. In addition, a significant percentage of our revenue is subject to the discretion of our enterprise and middle market clients, who may stop using our services at any time, subject, in the case of most of our enterprise clients, to advance notice requirements. Therefore, the number, size and profitability of print jobs may vary significantly from quarter to quarter. As a result, our quarterly operating results are difficult to predict and may fall below the expectations of current or potential investors in some future quarters, which could lead to a significant decline in the market price of our stock. This may lead to volatility in our stock price. The factors that are likely to cause these variations include:

- the demand for our print procurement solution;
- the use of outsourced enterprise solutions;
- clients' business decisions regarding the quantities of printed products they purchase;
- the number, timing and profitability of our print jobs, unanticipated contract terminations and print job postponements;
- new product introductions and enhancements by our competitors;
- changes in our pricing policies;
- our ability to manage costs, including personnel costs; and
- costs related to possible acquisitions of other businesses.

Concentration of ownership of our common stock among our executive officers, directors and principal stockholders may prevent investors from influencing significant corporate decisions.

As of December 31, 2012, our executive officers, directors and stockholders of more than 5% of our common stock beneficially owned or controlled approximately 52.6% of our common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors, any amendments to our certificate of incorporation and significant corporate transactions. Without the consent of these stockholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us or our other stockholders. In addition, this significant concentration of stock ownership may adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock in a company with controlling stockholders.

We do not currently intend to pay dividends, which may limit the return on your investment in us.

We have not declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

If our board of directors authorizes the issuance of preferred stock, holders of our common stock could be diluted and harmed.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to establish the preferred stock's voting powers, preferences and other rights and qualifications without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power and dividend liquidation rights of the holders of common stock. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is possible that we may need to raise capital through the sale of preferred stock in the future.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Properties

Our principal executive offices are located in Chicago, Illinois. We have 48 office locations in 19 different countries. We believe that our facilities are generally suitable to meet our needs for the foreseeable future, however, we will continue to seek additional space as needed to satisfy our growth. We conduct our business from the properties listed below, all of which are leased. The terms of the leases vary and have expiration dates ranging from December 31, 2013 to November 21, 2021.

As of December 31, 2012, the significant properties from which we conduct our business were as follows:

Location	Operating Segment	Use
Chicago, Illinois	HQ, North America	Corporate Headquarters and Business Development
Aurora, Illinois	North America	Business Development and Warehousing
New York, New York	North America	Business Development and Warehousing
East Brunswick, New Jersey	North America	Business Development and Warehousing
San Francisco, California	North America	Business Development
Roseville, California	North America	Business Development
Monterey, California	North America	Business Development and Warehousing
Anaheim, California	North America	Business Development and Warehousing
Santa Clara, California	North America	Business Development
San Rafael, California	North America	Business Development and Warehousing
Honolulu, Hawaii	North America	Business Development
Grand Rapids, Michigan	North America	Business Development
Medina, Minnesota	North America	Business Development and Warehousing
Cincinnati, Ohio	North America	Business Development and Warehousing
Plano, Texas	North America	Business Development and Warehousing
Blue Bell, Pennsylvania	North America	Business Development and Warehousing
Atlanta, Georgia	North America	Business Development
Greenville, Wisconsin	North America	Business Development and Warehousing
Kansas City, Missouri	North America	Business Development
Branford, Connecticut	North America	Business Development
Buffalo, New York	North America	Business Development
Murfreesboro, Tennessee	North America	Business Development
Wailuku, Hawaii	North America	Business Development
Montreal, Canada	North America	Business Development
Toronto, Canada	North America	Business Development
Shanghai, China	International	Business Development
Makati City, Philippines	International	Business Development
Birmingham, United Kingdom	International	Business Development
London, United Kingdom	International	Business Development
Borehamwood, United Kingdom	International	Business Development
Paris, France	International	Business Development
Athens, Greece	International	Business Development
Barcelona, Spain	International	Business Development
Dubai, United Arab Emirates	International	Business Development
Istanbul, Turkey	International	Business Development
Mannheim, Germany	International	Business Development
Milan, Italy	International	Business Development
Odense, Denmark	International	Business Development
Veauches, France	International	Business Development
Venelles, France	International	Business Development
Santiago, Chile	International	Business Development
Bogota, Columbia	International	Business Development
Lima, Peru	International	Business Development
Mexico City, Mexico	International	Business Development
Sao Paulo, Brazil	International	Business Development
Zurich, Switzerland	International	Business Development
Hong Kong, China	International	Business Development
Guanzhou, China	International	Business Development

Item 3. ***Legal Proceedings***

In November 2010, in connection with the Circuit City Stores, Inc. ("Circuit City") bankruptcy proceedings, the Trustee of the Circuit City Liquidating Trust (the "Trust") filed a lawsuit against us in United States Bankruptcy Court in the Eastern District of Virginia for the avoidance of payments as allegedly preferential transfers of $3.2 million paid to us during the 90 days preceding the filing of the bankruptcy petition of Circuit City on November 10, 2008. In January 2013, we and the Trust entered into a settlement agreement resolving this preference claim as well our administrative and general unsecured claims against the Trust for a net payment to the Trust of $900,000. We adjusted our loss reserve in the fourth quarter of 2012 to reflect the settlement.

In May 2011, Her Majesty's Revenue and Customs ("HMRC") contacted our United Kingdom subsidiary, InnerWorkings Europe Limited (formerly Etrinsic), to request information relating to its position that certain printed matter and direct mail products are zero-rated under the U.K.'s VAT law. Although Etrinsic has voluntarily exchanged information with the HMRC as to its position that the products at issue are zero-rated for VAT pursuant to UK law and HMRC's guidance, HMRC has stated that it disagrees with Etrinsic's position, and in March 2012, HMRC issued Etrinsic a VAT assessment of £2,316,008 for VAT periods covering the 2008, 2009, 2010 and 2011 calendar years. Etrinsic sought independent review of the assessment with HMRC, and HMRC upheld the assessment. Etrinsic appealed the HMRC's assessment at the UK Tax Tribunal. In order to appeal the claim, we paid £2,316,008 to the HMRC on July 6, 2012. This payment was included in other current assets as of December 31, 2012. We are in advanced settlement discussions with HMRC, and we currently anticipate reaching a final settlement of this matter in the amount of £925,000, inclusive of all VAT periods for the 2008 through 2012 calendar years. We accrued a loss reserve in the fourth quarter of 2012 reflecting the anticipated settlement. Following finalization of a settlement, we would receive a refund of amounts paid to HMRC in July 2012 less the settlement amount.

In December 2010, e-Lynxx Corporation filed a complaint against us and numerous other defendants for patent infringement in the United States District Court for the Middle District of Pennsylvania. As to us, the complaint alleges, among other things, that certain aspects of our PPM4™ technology infringe on two patents owned by e-Lynxx purporting to cover a system and method for competitive pricing and procurement of customized goods and services, and seeks monetary damages, interest, costs, attorneys' fees, punitive damages and a permanent injunction. In February 2013, e-Lynxx asserted that the monetary damages it seeks from us are in the range of $22 million to $56 million for the period from May 2009 through December 2011; e-Lynxx has not yet specified damages sought for 2012 and future periods. We dispute the allegations contained in e-Lynxx's complaint and intend to vigorously defend this matter. Specifically, we contend that the patents at issue are invalid and not infringed, and, therefore, e-Lynxx is not entitled to any relief and the complaint should be dismissed. Further, even if e-Lynxx could establish liability, we contend that e-Lynxx is not entitled to the excessive monetary relief it seeks. A trial of this matter is currently scheduled in July 2013. We believe that an unfavorable outcome is reasonably possible but not probable, and, therefore, no reserve has been recorded for a potential loss. The loss that is reasonably possible cannot be estimated.

In October 2012, a former sales employee filed an arbitration claim against us arising from our termination of his employment in November 2011. He alleges disability discrimination, defamation, breach of employment agreement, invasion of privacy, and wage payment claims, and seeks monetary damages of $2.75 million, interest, punitive damages, injunctive relief, declaratory relief, and attorneys' fees and costs. We dispute these allegations and intend to vigorously defend ourselves in the matter. Specifically, we contend that we lawfully terminated his employment for cause and, therefore, he is not entitled to any relief and his claims should be dismissed.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is listed and traded on the Nasdaq Global Select Market under the symbol "INWK". The following table sets forth the high and low sales prices for our common stock as reported by the Nasdaq Global Select Market for each of the periods listed.

	High		Low	
2011				
First Quarter	$	8.76	$	6.24
Second Quarter	$	9.17	$	7.33
Third Quarter	$	9.05	$	6.52
Fourth Quarter	$	10.06	$	7.28
2012				
First Quarter	$	12.24	$	9.38
Second Quarter	$	13.67	$	10.04
Third Quarter	$	13.95	$	11.01
Fourth Quarter	$	15.06	$	11.86

Holders

As of February 17, 2013, there were 62 holders of record of our common stock. The holders of our common stock are entitled to one vote per share.

Dividends

We currently do not intend to pay any dividends on our common stock. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, operating results and other factors deemed relevant by our board of directors, including any contractual or statutory restrictions on our ability to pay dividends.

Recent Sales of Unregistered Securities

During the fiscal year ended December 31, 2012, we issued unregistered shares of InnerWorkings common stock as partial consideration in connection with seven acquisitions. On March 12, 2012, we issued 14,236 shares of common stock to the sellers of the CPRO Companies and the Cirqit Companies. On April 11, 2012, we issued 13,436 shares of common stock to the sellers of Launch Media. On April 14, 2012, we issued 72,976 shares of common stock to the sellers of Novavision A/S. On April 24, 2012, we issued 64,848 shares of common stock to the sellers of Iconomedia. On April 26, 2012, we issued 38,025 shares of common stock to the sellers of Idea Media. On August 22, 2012, we issued 44,328 shares of common stock to the sellers of Direct Corporate Source. Finally, on September 6, 2012, we issued 68,738 shares of common stock to the sellers of Mania Group. All such shares of common stock were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as the shares were issued to the owners of businesses acquired in privately negotiated transactions not involving any public offering or solicitation.

Issuer Purchases of Equity Securities

None.

Item 6. ***Selected Financial Data***

The following table presents selected consolidated financial and other data as of and for the periods indicated. You should read the following information together with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes.

	Years ended December 31,				
	2008	2009	2010	2011	2012
	(in thousands, except per share and headcount amounts)				
Consolidated statements of operations data:					
Revenue	$ 419,017	$ 400,447	$ 482,212	$ 633,846	$ 797,699
Cost of goods sold	314,996	301,672	366,200	484,483	612,275
Gross profit	104,021	98,775	116,012	149,363	185,424
Selling, general and administrative expenses	79,655	81,288	91,796	115,624	143,632
Depreciation and amortization	4,761	8,031	9,009	10,172	10,791
Preference claim settlement charge	-	-	-	950	1,099
VAT settlement charge	-	-	-	-	1,485
Income from operations	19,605	9,456	15,207	22,617	28,417
Gain on sale of investments	6,098	746	3,578	3,948	1,196
Interest income	854	412	151	182	66
Interest expense	(683)	(1,478)	(1,928)	(2,251)	(2,438)
Other, net	176	(119)	(49)	-	94
Total other income (expense)	6,445	(439)	1,752	1,879	(1,082)
Income before income taxes	26,050	9,017	16,959	24,496	27,335
Income tax expense	(10,097)	(2,708)	(5,749)	(8,103)	(8,223)
Net income	$ 15,953	$ 6,309	$ 11,210	$ 16,393	$ 19,112
Net income per share of common stock:					
Basic	$ 0.34	$ 0.14	$ 0.25	$ 0.35	$ 0.39
Diluted	$ 0.32	$ 0.13	$ 0.24	$ 0.34	$ 0.37
Shares used in per share calculations:					
Basic	47,137	45,535	45,704	46,428	48,811
Diluted	49,141	47,157	47,582	48,827	51,410
Employees and independent contractors(1)	761	667	743	1,034	1,379

	As of December 31,				
	2008	2009	2010	2011	2012
Consolidated balance sheet data:	(in thousands)				
Cash and cash equivalents(2)	$ 4,012	$ 2,904	$ 5,259	$ 13,219	$ 17,219
Working capital(2)	54,663	55,665	69,709	65,815	87,912
Total assets	253,822	267,158	279,925	457,653	522,244
Revolving credit facility(3)	42,590	46,385	47,400	60,000	65,000
Capital leases	268	137	28	65	-
Total stockholders' equity	133,738	147,050	160,184	181,502	222,979

(1) Reflects the number of employees and independent contractors as of the last day of the applicable period.

(2) Working capital represents accounts receivable, unbilled revenue, inventories, prepaid expenses and other current assets, offset by accounts payable, accrued expenses and other current liabilities.

(3) In 2008, we entered into a credit agreement with JPMorgan Chase Bank, N.A. to fund acquisitions and for general working capital purposes. This credit agreement was replaced by a new credit agreement entered into on August 2, 2010 with Bank of America, N.A. which was later amended on April 20, 2012.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this Annual Report on Form 10-K. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly under the heading "Risk Factors."

Overview

We are a leading provider of global print management and promotional solutions to corporate clients across a wide range of industries. With proprietary technology, an extensive supplier network and deep domain expertise, the Company procures, manages and delivers printed materials and promotional products as part of a comprehensive outsourced enterprise solution. Our technology is designed to capitalize on excess manufacturing capacity and other inefficiencies in the traditional print supply chain to obtain favorable pricing and to deliver high-quality products and services for our clients.

Our proprietary software applications and database create a fully-integrated solution that stores, analyzes and tracks the production capabilities of our supplier network, as well as quote and price data for each bid we receive and print job we execute. As a result, we have one of the largest independent repositories of equipment profiles and price data for print suppliers in the United States. We leverage our technology to match each print job with the supplier that is optimally suited to meet the client's needs at a highly competitive price. Our production managers use our proprietary technology to manage the print procurement process from end-to-end.

Through our network of more than 10,000 global suppliers, we offer a full range of print, fulfillment and logistics services that allows us to procure printed products on virtually any substrate. The breadth of our product offerings and services and the depth of our supplier network enable us to fulfill all of the print procurement needs of our clients. By leveraging our technology platform, our clients are able to reduce overhead costs, redeploy internal resources and obtain favorable pricing and service terms. In addition, our ability to track individual transactions and provide customized reports detailing print procurement activity on an enterprise-wide basis provides our clients with greater visibility and control of their print expenditures.

Since 2002, we have expanded from a regional focus to a national and now global focus with the acquisitions of CPRO, a leading provider of print solutions in Latin America, and Productions Graphics, a leading print management firm with a particular strength in continental Europe, in 2011. We operate in 48 global office locations. We organize our operations into two segments based on geographic regions: North America and International. The North America segment includes operations in the United States and Canada, and the International segment includes operations in the United Kingdom, continental Europe, the Middle East, Latin America and Asia. In 2012, we generated revenue from third parties of $649.1 million in the North America segment and $148.6 million in the International segment. We believe the opportunity exists to expand our business into new geographic markets. Our objective is to continue to increase our sales in the major print markets in the United States and internationally. We intend to hire or acquire more account executives within close proximity to these large markets.

Revenue

We generate revenue through the sale of printed products to our clients. Our annual revenue was $482.2 million, $633.8 million and $797.7 million in 2010, 2011 and 2012, respectively, reflecting growth rates of 31.4% and 25.9% in 2011 and 2012, respectively, as compared to the corresponding prior year. Our revenue is generated from two different types of clients: enterprise and middle market. Enterprise clients usually order printed products in higher dollar amounts and volume than our middle market clients. We categorize a client as an enterprise client if we have a contract with the client for the provision of printing services on a recurring basis; if the client has signed an open-ended purchase order, or a series of related purchase orders; or if the client has enrolled in our e-stores program, which enables the client to make online purchases of printing services on a recurring basis. We categorize all other clients as middle market. We enter into contracts with our enterprise clients to provide some or a specific portion of their printed products on a recurring basis. Our contracts with enterprise clients are generally three to five years, subject to termination by either party upon prior notice ranging from 90 days to twelve months.

Several of our enterprise clients have outsourced substantially all of their recurring print needs to us. We provide printed products to our middle market clients on an order-by-order basis. For the years ended December 31, 2010, 2011 and 2012, enterprise clients accounted for 71%, 74% and 75% of our revenue, respectively, while middle market clients accounted for 29%, 26% and 25% of our revenue, respectively.

Our revenue consists of the prices paid by our clients for printed products. These prices, in turn, reflect the amounts charged to us by our suppliers plus our gross profit. Our gross profit margin, in the case of some of our enterprise clients, is fixed by contract or, in the case of middle market clients, is dependent on prices negotiated on a job-by-job basis. Once either type of client accepts our pricing terms, the selling price is established and we procure the product for our own account in order to re-sell it to the client. We take full title and risk of loss for the product upon shipment. The finished product is typically shipped directly from our supplier to a destination specified by our client. Upon shipment, our supplier invoices us for its production costs and we invoice our client.

Our revenue from enterprise clients tends to generate lower gross profit margins than our revenue from middle market clients because the gross profit margins established in our contracts with large enterprise clients are generally lower than the gross profit margins typically realized in our middle market business. Although our enterprise revenue generates lower gross profit margins, our enterprise business tends to be as profitable as our middle market business on an operating profit basis because the commission expense associated with enterprise clients is generally lower.

Cost of Goods Sold and Gross Profit

Our cost of goods sold consists primarily of the price at which we purchase products from our suppliers. Our selling price, including our gross profit, in the case of some of our enterprise clients, is based on a fixed gross margin established by contract or, in the case of middle market clients, is determined at the discretion of the account executive or production manager within predetermined parameters. Our gross margins on our enterprise clients are typically lower than our gross margins on our middle market clients. As a result, our cost of goods sold as a percentage of revenue for our enterprise clients is typically higher than those for our middle market clients. Our gross profit for 2010, 2011 and 2012 was $116.0 million, $149.4 million and $185.4 million, respectively.

Operating Expenses and Income from Operations

Our selling, general and administrative expenses consist of commissions paid to our account executives, compensation costs for our management team and production managers as well as compensation costs for our finance and support employees, public company expenses, and corporate systems, legal and accounting, facilities and travel and entertainment expenses. Selling, general and administrative expenses as a percentage of revenue were 19.0%, 18.2% and 18.0% in 2010, 2011 and 2012, respectively.

We accrue for commissions when we recognize the related revenue. Some of our account executives receive a monthly draw to provide them with a more consistent income stream. The cash paid to our account executives in advance of commissions earned is reflected as a prepaid expense on our balance sheet. As our account executives earn commissions, a portion of their commission payment is withheld and offset against their prepaid commission balance, if any. Our prepaid commission balance was $3.6 million and $8.3 million as of December 31, 2011 and 2012, respectively.

We agree to provide our clients with printed products that conform to the industry standard of a "commercially reasonable quality," and our suppliers in turn agree to provide us with products of the same quality. In addition, the quotes we execute with our clients include customary industry terms and conditions that limit the amount of our liability for product defects. Product defects have not had a material adverse effect on our results of operations.

We are required to make payment to our suppliers for completed print jobs regardless of whether our clients make payment to us. Our bad debt expense was approximately $2.9 million, $2.4 million and $1.7 million in 2010, 2011 and 2012, respectively.

Our income from operations for 2010, 2011 and 2012 was $15.2 million, $22.6 million and $28.4 million, respectively.

Critical Accounting Policies

Revenue Recognition

We recognize revenue upon meeting all of the following revenue recognition criteria, which is typically met upon shipment or delivery of our products to customers: (i) persuasive evidence of an arrangement exists through our customer contracts, (ii) the customer takes title and assumes the risks and rewards of ownership which occurs at shipment, (iii) the sales price charged is fixed or determinable as evidenced by customer contracts, and (iv) collectability is reasonably assured. Unbilled revenue relates to shipments that have been made to customers for which the related account receivable has not yet been billed.

In accordance with ASC 605-45, Revenue Recognition – Principal Agent Considerations, we account for all of our revenue that meet the following criteria on a gross basis: (i) we are the primary obligor in the arrangement, (ii) we have general inventory risk before the customer order is placed and upon customer return, (iii) we have latitude in establishing price, (iv) we have discretion in supplier selection from our existing network, and (v) we have credit risk with customer payments. Accordingly, all revenue billed to customers which meets these criteria is classified as revenue and all corresponding supplier payments are classified as cost of goods sold.

We recognize revenue for services provided to our customers which may be delivered in conjunction with the procurement of printed materials at the time when delivery and customer acceptance occur and all other revenue recognition criteria are met. We recognize revenue for services provided on a stand-alone basis upon completion of the service. Service revenue has not been material to our overall revenue to date.

Accounts Receivable and Allowance for Doubtful Accounts

The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. These estimates of balances that will not be collected are based on historical write offs and recoveries of accounts receivables. The estimates of recovery can change based on actual experience and therefore can affect the level of reserves we place on existing accounts receivables. Fully reserved receivables are reviewed on a monthly basis and uncollectible accounts are written off when all reasonable collection efforts have been exhausted. At December 31, 2012, the gross accounts receivable balance includes approximately 2.3% of customer balances that are in excess of one year. We believe our reserve level is appropriate considering the quality of the portfolio as of December 31, 2012. While credit losses have historically been within expectations and the provisions established, we cannot guarantee that our credit loss experience will continue to be consistent with historical experience.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with ASC 350, *Intangibles—Goodwill and Other*, goodwill is not amortized, but instead is tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. Absent any interim indicators of impairment, we have elected to test for goodwill impairment as of December 31 of each year. In September 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-08, "Testing Goodwill for Impairment." ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. If the quantitative test is required, in the first step, the fair value for each reporting unit is compared to its book value including goodwill. In the case that the fair value is less than the book value, a second step is performed which compares the implied fair value of goodwill to the book value of goodwill. The fair value for the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair values of the identifiable assets and liabilities. If the implied fair value of the goodwill is less than the book value of the goodwill, the difference is recognized as an impairment.

We define our two reporting units as North America and International. The provisions of ASU 2011-08 were adopted in the fourth quarter of 2012. Based on the qualitative factors assessed, we concluded it is not more likely than not that the fair value of the North America reporting unit is less than its carrying amount primarily because (1) our overall financial performance has been positive in the face of mixed economic environments and (2) forecasts of operating income and cash flows generated by the North America reporting unit appear sufficient to support the book value of its net assets. However, due to economic factors internationally, it was determined that the quantitative test was necessary for the International reporting unit. No impairment was identified as a result of this test.

Intangible assets other than goodwill acquired in business combinations are recorded at fair value. We review each business acquisition to identify intangible assets other than goodwill acquired, which include customer lists, non-competition agreements, patents, trade names and trademarks. Our significant acquired intangible assets subject to estimation of fair value primarily include acquired customer lists. For customer list assets, the nature of the customer relationships makes an estimation of the reproduction or replacement costs highly subjective. As there is a specific earnings stream that can be associated exclusively with the customer relationships, we believe that the discounted cash flow method is the most appropriate valuation methodology to determine the fair value of the customer relationships.

ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values and reviewed for impairment when impairment indicators exist. Our intangible assets consist of customer lists, trade names, noncompete agreements and patents. Our customer lists are being amortized using the economic useful life method over their estimated weighted-average useful lives of approximately 14 years. Our noncompete agreements, trade names and patents are being amortized on the straight-line basis over their estimated weighted-average useful lives. As of December 31, 2012, the net balance of our intangible assets was $36.4 million.

Contingent Purchase Consideration

In connection with certain of the Company's business acquisitions accounted for under ASC 805, contingent purchase consideration is payable in cash or stock upon the achievement of certain performance measures over future periods. For these acquisitions, the Company has estimated and recorded the fair value of the purchase consideration obligation, whereby fair value is determined based on the present value of the potential contingent purchase price. The Company has recorded $86,566,772 and $71,664,770 in contingent purchase consideration obligation at December 31, 2011 and 2012, respectively. Changes in estimated fair value of the contingent purchase consideration obligation are recorded in the Company's results from operations. Adjustments to the estimated fair value of the contingent purchase consideration are based on estimates of probability of achievement of earnings targets based on actual results and forecasts of the earnings of the companies acquired. These forecast estimates can change based on macroeconomic conditions as well as the overall success of the business in retaining existing business and gaining new business.

Stock-Based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation*. Compensation expense is measured by determining the fair value using the Black-Scholes option valuation model and is then recognized over the requisite service period of the awards, which is generally the vesting period, on a straight-line basis for the entire award. This valuation model requires assumptions, which impact the assumed fair value, including the expected life of the stock option, the risk-free interest rate, expected volatility of the Company's stock over the expected life and the expected dividend yield. The Company uses historical data to determine these assumptions and if these assumptions change significantly for future grants, share-based compensation expense will fluctuate in future years.

Expected term is estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. We believe that historical experience provides the best estimate of future expected life. The expected volatility assumption is based on the historical volatility of our common stock over a period commensurate with the expected term.

Stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In 2012, we recorded $2,047,405 of additional stock-based compensation expense for awards which exceeded the expense recorded using estimated forfeiture rates.

The Company recorded $3.1 million, $4.0 million and $6.2 million in compensation expense related to stock-based compensation, for the years ended December 31, 2010, 2011 and 2012, respectively.

Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, under which deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

In connection with the purchase of CoreVision, Inc. in September 2006, we acquired $880,518 in net operating loss carryforwards that will expire in 2026. At December 31, 2012, $636,438 of losses remain outstanding for future use. In connection with the purchase of Marketing-Out-of-the-Box in July 2008, we acquired $1,644,746 in net operating loss carryforwards that will expire in 2024. At December 31, 2012, $895,466 of losses remain outstanding for future use. In connection with the purchase of CPRO Services Ltd., in January 2011, we acquired $777,436 in net operating loss carryforwards that will never expire. At December 31, 2012, $732,870 of losses remain outstanding for future use in Chile. No valuation allowance on our net operating loss carryforwards is considered necessary as the amounts are more likely than not to be realized.

As a result of certain realization requirements of ASC 718, we have not recorded certain deferred tax assets that arose directly from tax deductions related to equity compensation that are greater than the compensation recognized for financial reporting. As of December 31, 2012, we have $5,440,760 in tax deductions related to these stock option exercises which have not been recorded but are available to reduce taxable income in future periods. These deductions will be recorded to additional paid in capital in the period in which they are realized.

Results of Operations

The following table sets forth our consolidated statements of income data for the periods presented as a percentage of our revenue:

	Years ended December 31,		
	2010	2011	2012
Consolidated statements of income data:			
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	75.9	76.4	76.8
Gross profit	24.1	23.6	23.2
Selling, general and administrative expenses	19.0	18.2	18.0
Depreciation and amortization	1.9	1.6	1.4
Preference claim settlement charge	-	0.1	0.1
VAT settlement charge	-	-	0.2
Income from operations	3.2	3.6	3.6
Other income (expense)	0.3	0.3	(0.1)
Income before income taxes	3.5	3.9	3.4
Income tax expense	(1.2)	(1.3)	(1.0)
Net income	2.3%	2.6%	2.4%

Comparison of years ended December 31, 2010, 2011 and 2012

Revenue

Our revenue by segment for each of the years presented was as follows:

	Years ended December 31, (dollars in thousands)					
	2010	% of Total	2011	% of Total	2012	% of Total
North America	$ 444,628	92.2%	$ 540,727	85.3%	$ 649,120	81.4%
International	37,735	7.8	93,543	14.8	150,299	18.8
Other(1)	(151)	-	(424)	(0.1)	(1,720)	(0.2)
Revenue	$ 482,212	100.0%	$ 633,846	100.0%	$ 797,699	100.0%

(1) "Other" consists of intersegment eliminations, shared service activities and unallocated corporate expenses.

2012 compared to 2011. Our revenue increased by $163.9 million, or 25.9%, from $633.8 million in 2011 to $797.7 million in 2012.

North America

North America revenue increased by $108.4 million, or 20.0%, from $540.7 million in 2011 to $649.1 million in 2012. This increase in revenue is driven primarily by organic new enterprise and middle market account growth.

International

International revenue increased by $56.8 million, or 60.7%, from $93.5 million in 2011 to $150.3 million in 2012. This increase is primarily due to a full year of revenue in 2012 after our expansion into Latin America and continental Europe through the acquisitions of CPRO and Productions Graphics, respectively, during 2011, in addition to various European tuck-in acquisitions of independent brokers.

2011 compared to 2010. Our revenue increased by $151.6 million, or 31.4%, from $482.2 million in 2010 to $633.8 million in 2011.

North America

North America revenue increased by $96.1 million, or 21.6%, from $444.6 million in 2010 to $540.7 million in 2011. This increase in revenue is driven primarily by organic new enterprise and middle market account growth, as well as several tuck-in acquisitions of independent brokers.

International

International revenue increased by $55.8 million, or 147.9%, from $37.7 million in 2010 to $93.5 million in 2011. This increase is primarily due to our expansion into Latin America and continental Europe through the acquisitions of CPRO and Productions Graphics, respectively, during 2011.

Cost of goods sold

2012 compared to 2011. Our cost of goods sold increased by $127.8 million, or 26.4%, from $484.5 million in 2011 to $612.3 million in 2012. The increase reflects the revenue growth during 2012. Our cost of goods sold as a percentage of revenue increased from 76.4% in 2011 to 76.8% in 2012. The increase in cost of goods sold as a percentage of revenue is a result a shift in customer mix towards enterprise customers.

2011 compared to 2010. Our cost of goods sold increased by $118.3 million, or 32.3%, from $366.2 million in 2010 to $484.5 million in 2011. The increase reflects the revenue growth during 2011. Our cost of goods sold as a percentage of revenue increased from 75.9% in 2010 to 76.4% in 2011. The increase in cost of goods sold as a percentage of revenue is a result of our expansion into Latin America, where we generally generate lower gross profit margins and a shift in customer mix towards enterprise customers.

Gross Profit

2012 compared to 2011. Our gross profit as a percentage of revenue, which we refer to as gross margin, decreased from 23.6% in 2011 to 23.2% in 2012. North America gross margin decreased from 24.0% in 2011 to 23.2% primarily due to a shift in customer mix towards enterprise customers. International gross margin increased from 20.8% in 2011 to 23.2% in 2012 as the Europe, Middle East and Asia region is a greater percentage of total International results.

2011 compared to 2010. Our gross margin decreased from 24.1% in 2010 to 23.6% in 2011. North America gross margin remained relatively consistent with an increase from 23.9% in 2010 to 24.0% in 2011. International gross margin decreased from 25.5% in 2010 to 20.8% in 2011. The decrease is primarily the result of our expansion into Latin America where, as noted above, we generally generate lower gross profit margins.

Selling, general and administrative expenses

2012 compared to 2011. Selling, general and administrative expenses increased by $28.0 million, or 24.2%, from $115.6 million in 2011 to $143.6 million in 2012. As a percentage of revenue, selling, general and administrative expenses decreased from 18.2% in 2011 to 18.0% in 2012. The increase in selling, general and administrative expenses is primarily due to incremental sales commissions and costs of procurement staff to secure new enterprise accounts. The decrease in selling, general and administrative expenses as a percentage of revenue is primarily the result of increased leverage from higher revenue.

2011 compared to 2010. Selling, general and administrative expenses increased by $23.8 million, or 26.0%, from $91.8 million in 2010 to $115.6 million in 2011. As a percentage of revenue, selling, general and administrative expenses decreased from 19.0% in 2010 to 18.2% in 2011. The increase in selling, general and administrative expenses is primarily due to incremental sales commissions and costs of procurement staff to secure new enterprise accounts. The decrease in selling, general and administrative expenses as a percentage of revenue is primarily the result of increased leverage from higher revenue.

Depreciation and amortization

2012 compared to 2011. Depreciation and amortization expense increased by $0.6 million, or 6.1%, from $10.2 million in 2011 to $10.8 million in 2012. The increase is driven primarily by additional amortization expense as a result of the intangible assets acquired in connection with our acquisitions. As a percentage of revenue, depreciation and amortization expense decreased from 1.6% in 2011 to 1.4% in 2012.

2011 compared to 2010. Depreciation and amortization expense increased by $1.2 million, or 12.9%, from $9.0 million in 2010 to $10.2 million in 2011. The increase in depreciation expense is primarily attributable to purchases of computer hardware and software, equipment and furniture and fixtures as well as amortization of capitalized costs of computer software for internal use. The increase in amortization expense is a result of the amortization of the intangible assets acquired in connection with our acquisitions. As a percentage of revenue, depreciation and amortization expense decreased from 1.9% in 2010 to 1.6% in 2011.

Income from operations

2012 compared to 2011. Income from operations increased by $5.8 million, or 25.6%, from $22.6 million in 2011 to $28.4 million in 2012 primarily due to increased sales and gross profit. As a percentage of revenue, income from operations remained consistent at 3.6% in 2011 and 2012.

2011 compared to 2010. Income from operations increased by $7.4 million, or 48.7%, from $15.2 million in 2010 to $22.6 million in 2011 primarily due to increased sales and gross profit. As a percentage of revenue, income from operations increased from 3.2% in 2010 to 3.6% in 2011. The increase in income from operations as a percentage of revenue is primarily a result of the decrease in our selling, general and administrative expenses as a percentage of revenue.

Other income and expense

2012 compared to 2011. Other income and expense decreased by $3.0 million, from income of $1.9 million in 2011 to expense of $1.1 million in 2012. This decrease is primarily due to a decrease in the gain on the sale of a portion of the shares we held in Echo Global Logistics, Inc. (Echo), a related party and Nasdaq-listed company. The gain on the sale was $3.9 million in 2011 and $1.2 million in 2012.

2011 compared to 2010. Other income and expense increased by $0.1 million, from income of $1.8 million in 2010 to $1.9 million in 2011. The increase is due to the gain on the sale in 2011 of a portion of the shares we held in Echo. The gain on the sale was $3.9 million in 2011 and $3.6 million in 2010. This was partially offset by an increase in interest expense of $0.3 million.

Provision for income taxes

2012 compared to 2011. Provision for income taxes increased by $0.1 million, or 1.5%, from $8.1 million in 2011 to $8.2 million in 2012. In 2011, the provision for income taxes resulted in an effective tax rate of 33.1%. In 2012, the provision for income taxes resulted in an effective tax rate of 30.1%. The decrease in the effective tax rate for the year ended December 31, 2012 is primarily due to growth of our business internationally into jurisdictions with lower statutory tax rates as well as prior year provision-to-return adjustments related to state and foreign income taxes, offset by the loss of the federal research and development tax credit which expired during 2012. This tax credit was renewed in January 2013 and will be utilized on our 2012 federal return, but it is not reflected in the income tax provision for 2012 in accordance with ASC 740.

2011 compared to 2010. Provision for income taxes increased by $2.4 million, or 40.9%, from $5.7 million in 2010 to $8.1 million in 2011. In 2010, the provision for federal and state income taxes was $5.7 million, resulting in an effective tax rate of 33.9%. In 2011, the provision for federal and state income taxes was $8.1 million, resulting in an effective tax rate of 33.1%. The decrease in the effective tax rate for the year ended December 31, 2011 is due to the growth of our business internationally into jurisdictions with lower statutory tax rates.

Net income

2012 compared to 2011. Net income increased by $2.7 million, or 16.6%, from $16.4 million in 2011 to $19.1 million in 2012. Net income as a percentage of revenue decreased from 2.6% in 2010 to 2.4% in 2011. The decrease in net income as a percentage of revenue is primarily the result of a decrease in gross margin percentage as well as a decrease in the gain on the sale of Echo shares.

2011 compared to 2010. Net income increased by $5.2 million, or 46.2%, from $11.2 million in 2010 to $16.4 million in 2011. Net income as a percentage of revenue increased from 2.3% in 2010 to 2.6% in 2011. The increase in net income as a percentage of revenue is primarily the result of a decrease in our selling, general and administrative expenses as a percentage of revenue.

Adjusted EBITDA

Adjusted EBITDA, which represents income from operations with the addition of depreciation and amortization, stock-based compensation expense, change in the fair value of contingent consideration liabilities and certain legal settlements discussed in Note 6 " *Commitments and Contingencies* " to the financial statements, is considered a non-GAAP financial measure under SEC regulations. Income from operations is the most directly comparable financial measure calculated in accordance with GAAP. We present this measure as supplemental information to help our investors better understand trends in our business over time. Our management team uses Adjusted EBITDA to evaluate the performance of our business. Adjusted EBITDA is not equivalent to any measure of performance required to be reported under GAAP, nor should this data be considered an indicator of our overall financial performance and liquidity. Moreover, the Adjusted EBITDA definition we use may not be comparable to similarly titled measures reported by other companies. Our Adjusted EBITDA by segment for each of the years presented was as follows:

	Years ended December 31,					
	2010	% of Total	2011	% of Total	2012	% of Total
	(dollars in thousands)					
North America	$ 37,644	137.6%	$ 48,198	127.8%	$ 61,728	136.4%
International	3,620	13.2	6,576	17.4	7,069	15.6
Other(1)	(15,887)	(50.8)	(17,208)	(45.2)	(23,538)	(52.0)
Adjusted EBITDA	$ 25,377	100.0%	$ 37,566	100.0%	$ 45,259	100.0%

(1) "Other" consists of intersegment eliminations, shared service activities and corporate expenses which are not allocated to the operating segments as management does not consider them in evaluating segment performance.

2012 compared to 2011. Adjusted EBITDA increased by $7.7 million, or 20.5%, from $37.6 million in 2011 to $45.3 million in 2012. North America Adjusted EBITDA increased by $13.5 million, or 28.1%, from $48.2 million in 2011 to $61.7 million in 2012. International Adjusted EBITDA increased by $0.5 million, or 7.5%, from $6.6 million in 2011 to $7.1 million in 2012. The increases in both segments were primarily due to increased gross profit from acquisitions and organic growth. Other Adjusted EBITDA decreased by $6.3 million, or 36.8%, from expense of $17.2 million to expense of $23.5 million due to increased selling, general and administrative expenses to support revenue growth.

2011 compared to 2010. Adjusted EBITDA increased by $12.2 million, or 48.0%, from $25.4 million in 2010 to $37.6 million in 2011. North America Adjusted EBITDA increased by $10.6 million, or 28.0%, from $37.6 million in 2010 to $48.2 million in 2011. International Adjusted EBITDA increased by $3.0 million, or 81.7%, from $3.6 million in 2010 to $6.6 million in 2011. The increases in both segments were due to increased gross profit, as discussed above, offset by increased selling, general and administrative expenses resulting from domestic and international acquisitions and support costs from organic growth. Other Adjusted EBITDA decreased by $1.3 million, or 8.3%, from expense of $15.9 million to expense of $17.2 million due to increased selling, general and administrative expenses to support revenue growth.

The table below provides a reconciliation of Adjusted EBITDA to income from operations for each of the years presented:

	Years ended December 31,		
	2010	2011	2012
	(dollars in thousands)		
Income from operations	$ 15,207	$ 22,616	$ 28,416
Depreciation and amortization	9,009	10,172	10,790
Stock-based compensation expense	3,148	3,976	6,193
Preference claim charge	-	950	1,099
VAT settlement charge	-	-	1,485
Change in fair value of contingent consideration	(1,987)	(148)	(2,724)
Adjusted EBITDA	$ 25,377	$ 37,566	$ 45,259

Quarterly Results of Operations

The following table represents unaudited statement of income data for our most recent eight fiscal quarters. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three months ended							
	Mar. 31, 2011(1)	Jun. 30, 2011(2)	Sept. 30, 2011(3)	Dec. 31, 2011(4)	Mar. 31, 2012	Jun. 30, 2012(5)	Sept. 30, 2012(6)	Dec. 31, 2012
	(unaudited) (in thousands, except per share amounts)							
Revenue	$ 145,181	$ 155,612	$ 157,819	$ 175,234	$ 188,546	$ 201,397	$ 199,769	$ 207,987
Gross profit	33,328	36,342	37,093	42,600	41,393	47,846	46,881	49,303
Net income	2,790	3,700	4,138	5,765	3,688	4,474	4,976	5,974
Net income per share:								
Basic	$ 0.06	$ 0.08	$ 0.09	$ 0.12	$ 0.08	$ 0.09	$ 0.10	$ 0.12
Diluted	$ 0.06	$ 0.08	$ 0.09	$ 0.12	$ 0.07	$ 0.09	$ 0.10	$ 0.12

(1) The Company made acquisitions during the first quarter of 2011 which were not material individually or in the aggregate. Financial results from these acquisitions are included in the Consolidated Financial Statements beginning in January 2011.
(2) The Company made acquisitions during the second quarter of 2011 which were not material to the Company's operations individually or in the aggregate. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning in April 2011.
(3) The Company made acquisitions during the third quarter of 2011 which were not material to the Company's operations individually or in the aggregate. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning in July 2011.
(4) The Company acquired Productions Graphics on October 24, 2011 as well as another company which was not material to the Company's operations. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning in October 2011.
(5) The Company made acquisitions during the second quarter of 2012 which were not material to the Company's operations. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning in April 2012.
(6) The Company made acquisitions during the third quarter of 2012 which were not material to the Company's operations. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning in August 2012.

Impact of Inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in 2010, 2011 or 2012.

Liquidity and Capital Resources

At December 31, 2012, we had $17.2 million of cash and cash equivalents.

Operating Activities. Cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization and the effect of changes in working capital and other activities. Cash provided by operating activities in 2012 was $10.5 million and primarily reflected net income of $19.1 million and $9.7 million of non-cash items offset by $18.3 million used to fund working capital and other activities. The most significant impact on working capital and other activities consisted of an increase in accounts receivable and unbilled revenue of $23.3 million and prepaid expenses and other of $13.1 million, offset by increases in accounts payable of $13.6 million.

Cash provided by operating activities in 2011 was $27.8 million and primarily reflected net income of $16.4 million and $12.8 million of non-cash items offset by $1.4 million used to fund working capital and other activities. The most significant impact on working capital and other activities consisted of an increase in accounts receivable and unbilled revenue of $24.8 million, offset by an increase in accounts payable of $25.7 million.

Cash provided by operating activities in 2010 was $8.4 million and primarily reflected net income of $11.2 million and $9.7 million of non-cash items offset by $12.5 million used to fund working capital and other activities. The most significant impact on working capital and other activities consisted of an increase in accounts receivable and unbilled revenue of $21.4 million and a decrease in customer deposits of $2.7 million, offset by a decrease in prepaid and other of $5.4 million and an increase in income taxes payable of $3.6 million.

Investing Activities. In 2012, cash used in investing activities of $14.7 million was attributable to capital expenditures of $11.8 million and payments made in connection with acquisitions of $4.1 million, offset by proceeds of $1.2 million from the sale of Echo shares.

In 2011, cash used in investing activities of $33.6 million was attributable to $29.3 million in payments made in connection with acquisitions and capital expenditures of $8.2 million, offset by proceeds of $4.0 million from the sale of Echo shares.

In 2010, cash used in investing activities of $4.2 million was attributable to $16.7 million in payments made in connection with acquisitions and capital expenditures of $4.9 million, offset by proceeds of $13.8 million attributable to the proceeds from the sale of marketable securities and proceeds from the sale of Echo shares of $3.6 million.

Financing Activities. In 2012, cash provided by financing activities of $8.5 million was primarily attributable to $6.7 million of excess tax benefits from stock-based award exercises, $5.5 million of proceeds from stock option exercises and $5.0 of additional borrowings under our revolving credit facility, offset by $8.3 million of payments of contingent consideration.

In 2011, cash provided by financing activities of $14.1 million was primarily attributable to the $12.6 million of additional borrowings under our revolving credit facility, offset by the excess tax benefit of stock-based award exercises of $1.1 million.

In 2010, cash used in financing activities of $1.8 million was primarily attributable to the $2.1 million of additional borrowings under our revolving credit facility and $0.6 million in deferred financing costs for the new revolving credit facility entered into in August 2010, offset by the excess tax benefit of stock-based awards exercised of $0.9 million.

We will continue to utilize cash, in part, to fund acquisitions of or make strategic investments in complementary businesses and to expand our sales force. Although we can provide no assurances, we believe that our available cash and cash equivalents and the $84.3 million available under our revolving credit facility will be sufficient to meet our working capital and operating expenditure requirements for the foreseeable future. Thereafter, we may find it necessary to obtain additional equity or debt financing.

We earn a significant amount of our operating income outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions. We do not currently foresee a need to repatriate funds; however, should we require more capital in the U.S. than is generated by our operations locally or through debt or equity issuances, we could elect to repatriate funds held in foreign jurisdictions. If foreign earnings were to be remitted to the U.S., foreign tax credits would be available to reduce any U.S. tax due upon repatriation. Included in our cash and cash equivalents are amounts held by foreign subsidiaries. We had $7.5 million and $7.2 million foreign cash and cash equivalents as of December 31, 2011 and 2012, respectively, which are generally denominated in the local currency where the funds are held.

Contractual Obligations

As of December 31, 2012, we had the following contractual obligations:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Accounts payable	121,132	121,132	-	-	-
Operating lease obligations	29,173	5,449	10,512	6,782	6,430
Revolving credit facility	65,000	-	65,000	-	-
Due to seller	10,797	10,797	-	-	-
Total	226,102	137,378	75,512	6,782	6,430

This table does not include contingent consideration obligations related to any acquisitions as these payments are payable contingent upon the achievement of future performance measures not known at this time. As of December 31, 2012, the maximum payments potentially due on these contingent consideration obligations is $101.2 million. See Note 3 "*Acquisitions*" to our consolidated financial statements included in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In June 2011, the FASB amended its standard on the presentation of comprehensive income in financial statements to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting standard requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The provisions of this new standard are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. While the new standard changes the presentation of comprehensive income, there are no changes to components that are recognized in net income or other comprehensive income under current accounting guidance. We adopted this standard in the first quarter of 2012 and have elected to present the components of comprehensive income in separate but continuous statements for the years ended December 31, 2010, 2011 and 2012.

In February 2012, the FASB issued ASU 2013-02 which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. These requirements are effective for public companies for reporting periods beginning after December 15, 2012. We will include the required disclosures in the notes to the consolidated financial statements in the first quarter of 2013.

In September 2011, the FASB amended its standards related to goodwill impairment testing with the objective being to simplify the annual goodwill impairment process by allowing entities to use qualitative factors first before performing the traditional two-step goodwill impairment test. The two-step impairment test is now only required if an entity determines through this qualitative analysis that it is more likely than not that the fair value of the reporting unit is less than its carrying value. Because the measurement of a potential impairment has not changed, the standard will not have an impact on our consolidated results of operations, financial position or cash flows. For the 2012 impairment test, we elected to perform the qualitative analysis over the North America reporting unit. The quantitative test was performed over the International reporting unit. No impairment charges were recognized in 2012. See Note 2 "*Summary of Significant Accounting Policies*" for further discussion of these impairment tests.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Commodity Risk

We are dependent upon the availability of paper, and paper prices represent a substantial portion of the cost of our products. The supply and price of paper depend on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters and weather. We believe a 10% increase in the price of paper would not have a significant effect on the Company's consolidated statements of income or cash flows, as these costs are generally passed through to our clients.

Interest Rate Risk

We have exposure to changes in interest rates on our revolving credit facility. Interest is payable at the adjusted LIBOR rate or the alternate base rate. Assuming our $150.0 million revolving credit facility was fully drawn, a 1.0% increase in the interest rate would increase our annual interest expense by $1.5 million.

Our interest income is sensitive to changes in the general level of U.S. interest rates, in particular because all of our investments are in cash equivalents. The average duration of all of our investments as of December 31, 2012 was less than one year. Due to the short-term nature of our investments, we believe that there is no material risk exposure.

Foreign Currency Risk

We transact business in various foreign currencies other than the U.S. dollar, principally the euro, British pound sterling, Peruvian Nuevo Sol, Colombian peso, and Chilean peso, which exposes us to foreign currency risk. For the year ended December 31, 2012, we derived approximately 18.8% of our revenue from international customers, and we expect the percentage of revenue derived from outside the United States to increase in future periods as we continue to expand globally. Revenue and related expenses generated from our international operations are denominated in the functional currencies of the corresponding country. The functional currency of our subsidiaries that either operate or support these markets is generally the same as the corresponding local currency. The results of operations of, and certain of our intercompany balances associated with, our international operations are exposed to foreign exchange rate fluctuations. Changes in exchange rates could negatively affect our revenue and other operating results as expressed in U.S. dollars. We may record significant gains or losses on the re-measurement of intercompany balances. Foreign exchange gains and losses recorded to date have been immaterial to our financial results. At this time we do not, but in the future we may enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

INNERWORKINGS, INC.:

**MANAGEMENT'S ASSESSMENT OF
INTERNAL CONTROL OVER FINANCIAL REPORTING**

The financial statements were prepared by management, which is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework.

Based on management's assessment using those criteria, as of December 31, 2012, management believes that the Company's internal controls over financial reporting are effective.

Ernst & Young, LLP, independent registered public accounting firm, has audited the financial statements of the Company for the fiscal years ended December 31, 2010, 2011 and 2012 and the Company's internal control over financial reporting as of December 31, 2012. Their reports are presented on the following pages.

InnerWorkings, Inc.
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of InnerWorkings, Inc.

We have audited the accompanying consolidated balance sheets of InnerWorkings, Inc. as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, Stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InnerWorkings, Inc. at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), InnerWorkings, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/
Ernst & Young LLP
Chicago, Illinois
February 28, 2013

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of InnerWorkings, Inc.

We have audited InnerWorkings, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). InnerWorkings, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, InnerWorkings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of InnerWorkings, Inc. as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion there on.

Ernst & Young LLP
Chicago, Illinois
February 28, 2013

InnerWorkings, Inc.

Consolidated Statements of Income

	Years Ended December 31,		
	2010	2011	2012
Revenue	$ 482,212,101	$ 633,846,120	$ 797,698,870
Cost of goods sold	366,199,728	484,483,592	612,275,393
Gross profit	116,012,373	149,362,528	185,423,477
Operating expenses:			
Selling, general and administrative expenses	91,796,566	115,624,276	143,632,284
Depreciation and amortization	9,008,514	10,171,758	10,790,452
Preference claim settlement charge	-	950,000	1,099,386
VAT settlement charges	-	-	1,485,088
Income from operations	15,207,293	22,616,494	28,416,267
Other income (expense):			
Gain on sale of investment	3,578,431	3,948,082	1,196,196
Interest income	150,506	182,050	66,489
Interest expense	(1,928,210)	(2,251,010)	(2,438,234)
Other, net	(48,725)	-	94,411
Total other income (expense)	1,752,002	1,879,122	(1,081,138)
Income before taxes	16,959,295	24,495,616	27,335,129
Income tax expense	5,748,806	8,102,609	8,223,241
Net income	$ 11,210,489	$ 16,393,007	$ 19,111,888
Basic earnings per share	$ 0.25	$ 0.35	$ 0.39
Diluted earnings per share	$ 0.24	$ 0.34	$ 0.37

See accompanying notes to the consolidated financial statements.

InnerWorkings, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
	2010	2011	2012
Net income	$ 11,210,489	$ 16,393,007	$ 19,111,888
Other comprehensive loss, before tax			
Foreign currency translation adjustments	(112,622)	(540,032)	608,813
Unrealized gains (losses) on marketable securities			
Unrealized holding gains (losses) arising during the period	(86,466)	807,557	85,958
Less: Reclassification adjustments for gains included in net income	(3,578,431)	(3,909,678)	(1,196,196)
Unrealized losses on marketable securities, net	(3,664,897)	(3,102,121)	(1,110,238)
Other comprehensive loss, before tax	(3,777,519)	(3,642,153)	(501,425)
Income tax benefit related to components of other comprehensive loss	1,494,475	976,103	438,556
Other comprehensive loss, net of tax	(2,283,044)	(2,666,050)	(62,869)
Comprehensive income	$ 8,927,445	$ 13,726,957	$ 19,049,019

See accompanying notes to the consolidated financial statements.

InnerWorkings, Inc.

Consolidated Balance Sheets

	December 31, 2011	December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 13,219,385	$ 17,218,899
Short-term investments	1,129,757	-
Accounts receivable, net of allowance for doubtful accounts of $3,293,241 and $1,553,926, respectively	124,946,621	149,246,568
Unbilled revenue	28,318,751	30,798,230
Inventories	14,201,606	17,406,863
Prepaid expenses	11,066,451	16,210,053
Deferred income taxes	1,729,349	1,513,414
Other current assets	13,875,918	21,051,907
Total current assets	208,487,838	253,445,934
Property and equipment, net	12,086,627	17,078,384
Intangibles and other assets:		
Goodwill	205,282,587	214,086,880
Intangible assets, net of accumulated amortization of $13,503,735 and $18,195,508, respectively	26,565,315	36,396,865
Deferred income taxes	4,246,592	413,244
Other assets	984,227	822,275
	237,078,721	251,719,264
Total assets	$ 457,653,186	$ 522,243,582
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable-trade	$ 102,290,443	$ 121,132,051
Current portion of contingent consideration	14,232,980	7,795,489
Due to seller	7,554,000	10,796,850
Other liabilities	6,979,516	8,111,051
Accrued expenses	17,324,598	17,558,675
Total current liabilities	148,381,537	165,394,116
Revolving credit facility	60,000,000	65,000,000
Deferred income taxes	-	5,000,740
Contingent consideration, net of current portion	67,769,862	63,869,281
Total liabilities	276,151,399	299,264,137
Stockholders' equity:		
Common stock, par value $0.0001 per share, 200,000,000 and 200,000,000 shares authorized, 57,903,418 and 60,735,561 shares issued, 46,998,011 and 50,200,098 shares outstanding, respectively	4,700	5,020
Additional paid-in capital	179,688,593	198,118,990
Treasury stock at cost, 10,905,407 and 10,535,463 shares, respectively	(71,241,947)	(67,071,323)
Accumulated other comprehensive income	268,331	205,462
Retained earnings	72,782,110	91,721,296
Total stockholders' equity	181,501,787	222,979,445
Total liabilities and stockholders' equity	$ 457,653,186	$ 522,243,582

See accompanying notes to the consolidated financial statements.

InnerWorkings, Inc.

Consolidated Statements of Stockholders' Equity

	Common Stock		Treasury Stock		Additional	Accumulated Other Comprehensive	Retained	
	Shares	Amount	Shares	Amount	Paid-in-Capital	Income (Loss)	Earnings	Total
Balance at December 31, 2009	45,628,685	$ 4,564	11,177,313	$ (74,307,200)	$ 170,326,783	$ 5,217,425	$ 45,808,444	$ 147,050,016
Net income							11,210,489	11,210,489
Other comprehensive income:								
Foreign currency translation adjustment						(112,622)		(112,622)
Change in unrealized gain on marketable securities, net of tax						(2,170,422)		(2,170,422)
Total other comprehensive loss						(2,283,044)		(2,283,044)
Total comprehensive income								8,927,445
Issuance of common stock upon exercise of stock awards	463,606	46			195,515			195,561
Excess tax benefit derived from stock award exercises					862,458			862,458
Stock based compensation expense					3,148,619			3,148,619
Balance at December 31, 2010	46,092,291	4,610	11,177,313	(74,307,200)	174,533,375	2,934,381	57,018,933	160,184,099
Net income							16,393,007	16,393,007
Other comprehensive income:								
Foreign currency translation adjustment						(540,032)		(540,032)
Change in unrealized gain on marketable securities, net of tax						(2,126,018)		(2,126,018)
Total other comprehensive loss						(2,666,050)		(2,666,050)
Total comprehensive income								13,726,957
Issuance of common stock upon exercise of stock awards	633,814	63			354,521			354,584
Issuance of treasury shares as consideration for acquisition	271,906	27	(271,906)	3,065,253	(200,028)		(629,830)	2,235,422
Excess tax benefit derived from stock award exercises					1,024,538			1,024,538
Stock based compensation expense					3,976,187			3,976,187
Balance at December 31, 2011	46,998,011	4,700	10,905,407	(71,241,947)	179,688,593	268,331	72,782,110	181,501,787
Net income							19,111,888	19,111,888
Other comprehensive income:								
Foreign currency translation adjustment						608,813		608,813
Change in unrealized gain on marketable securities, net of tax						(671,682)		(671,682)
Total other comprehensive loss						(62,869)		(62,869)
Total comprehensive income								19,049,019
Issuance of common stock upon exercise of stock awards	2,832,143	283			5,445,020			5,445,303
Issuance of treasury shares as consideration for acquisition	369,944	37	(369,944)	4,170,624	145,768		(172,702)	4,143,727
Excess tax benefit derived from stock award exercises					6,646,739			6,646,739
Stock based compensation expense					6,192,870			6,192,870
Balance at December 31, 2012	50,200,098	$ 5,020	10,535,463	$ (67,071,323)	$ 198,118,990	$ 205,462	$ 91,721,296	$ 222,979,445

See accompanying notes to the consolidated financial statements.

InnerWorkings, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2010	2011	2012
Cash flows from operating activities			
Net income	$ 11,210,489	$ 16,393,007	$ 19,111,888
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,008,514	10,171,758	10,790,452
Stock-based compensation expense	3,148,619	3,976,187	6,192,870
Deferred income taxes	801,406	1,228,443	1,090,502
Gain on sale of investment	(3,578,431)	(3,948,082)	(1,196,196)
Bad debt provision	2,901,216	2,414,710	1,681,942
Excess tax benefit from exercise of stock awards	(862,458)	(1,144,344)	(6,666,884)
Change in fair value of contingent consideration liability	(1,987,042)	(147,529)	(2,724,978)
Other operating activities	259,806	255,949	533,842
Change in assets, net of acquisitions:			
Accounts receivable and unbilled revenue	(21,385,688)	(24,785,185)	(23,278,410)
Inventories	368,909	(3,326,116)	(2,134,490)
Prepaid expenses and other	5,360,326	(2,715,853)	(13,063,957)
Change in liabilities, net of acquisitons:			
Accounts payable	1,079,820	25,432,811	13,582,947
Accrued expenses and other	2,027,038	4,024,780	6,616,912
Net cash provided by operating activities	8,352,524	27,830,536	10,536,440
Cash flows from investing activities			
Purchases of property and equipment	(4,897,251)	(8,182,832)	(11,823,646)
Payments for acquisitions, net of cash acquired	(4,188,455)	(17,097,159)	(1,127,954)
Payments to seller for acquisitions closed prior to 2009	(12,511,168)	(12,247,533)	(3,000,000)
Proceeds from sale of marketable securities	3,595,427	3,952,172	1,213,501
Proceeds from sale of short-term investments	13,818,771	-	-
Proceeds from sale of property and equipment	-	-	31,566
Net cash used in investing activities	(4,182,676)	(33,575,352)	(14,706,533)
Cash flows from financing activities			
Net borrowings (repayments) from revolving credit facility and short-term debt	(2,098,107)	12,600,000	5,000,000
Payments of contingent consideration	-	-	(8,303,112)
Principal payments on capital lease obligations	(106,693)	(31,217)	(7,270)
Proceeds from exercise of stock options	195,561	354,584	5,458,981
Excess tax benefit from exercise of stock awards	862,458	1,144,345	6,666,884
Payment of debt issuance costs	(633,600)	-	(356,700)
Net cash provided by (used in) financing activites	(1,780,381)	14,067,712	8,458,783
Effect of exchange rate changes on cash and cash equivalents	(34,101)	(362,783)	(289,176)
Increase in cash and cash equivalents	2,355,366	7,960,113	3,999,514
Cash and cash equivalents, beginning of period	2,903,906	5,259,272	13,219,385
Cash and cash equivalents, end of period	$ 5,259,272	$ 13,219,385	$ 17,218,899
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 1,668,404	$ 1,995,060	$ 2,229,525
Cash paid for income taxes	573,773	4,068,966	4,208,970

See accompanying notes to the consolidated financial statements.

InnerWorkings, Inc.

Notes to Consolidated Financial Statements

1. Description of the Business

InnerWorkings, Inc. (the Company) is a leading provider of global print management and promotional solutions to corporate clients across a wide range of industries. With proprietary technology, an extensive supplier network and deep domain expertise, the Company procures, manages and delivers printed materials and promotional products as part of a comprehensive outsourced enterprise solution.

The Company is organized and managed as two business segments, North America and International, and is viewed as two operating segments by the chief operating decision maker for purposes of resource allocation and assessing performance. See Note 15 for further information about the Company's reportable segments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of InnerWorkings, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Preparation of Financial Statements and Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results can differ from those estimates.

Foreign Currency Translation

The functional currency for the Company's foreign operations is the local currency. Assets and liabilities of these operations are translated into U.S. currency at the rates of exchange at the balance sheet date. The resulting translation adjustments are included in accumulated other comprehensive income, a separate component of stockholders' equity. Income and expense items are translated at average monthly rates of exchange. Realized gains and losses from foreign currency transactions were not material.

Revenue Recognition

The Company recognizes revenue upon meeting all of the following revenue recognition criteria, which is typically met upon shipment or delivery of our products to customers: (i) persuasive evidence of an arrangement exists through customer contracts, (ii) the customer takes title and assumes the risks and rewards of ownership which occurs at shipment, (iii) the sales price charged is fixed or determinable as evidenced by customer contracts, and (iv) collectability is reasonably assured. Unbilled revenue relates to shipments that have been made to customers for which the related account receivable has not yet been billed.

In accordance with ASC 605-45, *Revenue Recognition – Principal Agent Considerations*, the Company accounts for all of its revenue on a gross basis because (i) it is the primary obligor in the arrangement, (ii) it has general inventory risk before the customer order is placed and upon customer return, (iii) it has latitude in establishing price, (iv) it has discretion in supplier selection from its existing network, and (v) it has credit risk with customer payments. Accordingly, all revenue billed to customers which meets these criteria is classified as revenue and all corresponding supplier payments are classified as cost of goods sold.

The Company recognizes revenue for services provided to its customers which may be delivered in conjunction with the procurement of printed materials at the time when delivery and customer acceptance occur and all other revenue recognition criteria are met. The Company recognizes revenue for services provided on a stand-alone basis upon completion of the service. Service revenue has not been material to the Company's overall revenue to date.

The Company records taxes collected from customers and remitted to governmental authorities on a net basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. Invoices require payment within 30 to 90 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices past due 90 days are considered delinquent. Interest is not accrued on outstanding balances.

The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Fully reserved receivables are reviewed on a monthly basis and uncollectible accounts are written off when all reasonable collection efforts have been exhausted.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method, and represents the lower of replacement cost or estimated realizable value. Inventories consist of purchased finished goods.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives, by asset class, are as follows:

Computer equipment and software	3 to 5 years
Furniture and fixtures	5 years

Leasehold improvements are depreciated using the straight-line method over the shorter of their estimated useful lives or the terms of the related leases.

Internal Use Software

In accordance with ASC 350-40, *Intangibles—Goodwill and Other, Internal-Use Software,* certain costs incurred in the planning and evaluation stage of internal use computer software are expensed as incurred. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized internal use software costs are depreciated over the expected economic life of three to five years using the straight-line method. Capitalized internal use software asset depreciation expense for the years ended December 31, 2010, 2011 and 2012 was $4,696,075, $5,091,669 and $4,347,115, respectively. At December 31, 2011 and 2012, the net book value of internal use software was $7,089,106, and $10,570,393, respectively.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with ASC 350, *Intangibles—Goodwill and Other*, goodwill is not amortized, but instead is tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. Absent any interim indicators of impairment, the Company has elected to test for goodwill impairment as of December 31 of each year. In September 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-08, "Testing Goodwill for Impairment." ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. If the quantitative test is required, in the first step, the fair value for each reporting unit is compared to its book value including goodwill. In the case that the fair value is less than the book value, a second step is performed which compares the implied fair value of goodwill to the book value of goodwill. The fair value for the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair values of the identifiable assets and liabilities. If the implied fair value of the goodwill is less than the book value of the goodwill, the difference is recognized as an impairment.

The Company defines its two reporting units as North America and International. The provisions of ASU 2011-08 were adopted in the fourth quarter of 2012. Based on the qualitative factors assessed, the Company concluded it is not more likely than not that the fair value of the North America reporting unit is less than its carrying amount primarily because (1) our overall financial performance has been positive in the face of mixed economic environments and (2) forecasts of operating income and cash flows generated by the North America reporting unit appear sufficient to support the book value of its net assets. However, due to economic factors internationally, it was determined that the quantitative test was necessary for the International reporting unit. No impairment was identified as a result of this test.

2. Summary of Significant Accounting Policies (Continued)

The following is a summary of the goodwill balance for each operating segment as of December 31:

	North America	International	Total
Balance as of December 31, 2010	$ 86,648,358	$ 6,827,848	$ 93,476,206
Goodwill acquired related to 2011 acquisitions	16,831,883	80,034,819	96,866,702
Finalization of purchase accounting for prior year acquisitions	11,128,049	3,854,860	14,982,909
Foreign exchange impact	-	(43,230)	(43,230)
Balance as of December 31, 2011	114,608,290	90,674,297	205,282,587
Goodwill acquired related to 2012 acquisitions	3,268,341	10,181,937	13,450,278
Finalization of purchase accounting for prior year acquisitions	2,572,054	(9,264,209)	(6,692,155)
Foreign exchange impact	4,509	2,041,661	2,046,170
Balance as of December 31, 2012	$ 120,453,194	$ 93,633,686	$ 214,086,880

In accordance with ASC 350, *Intangibles—Goodwill and Other,* the Company amortizes its intangible assets with finite lives over their respective estimated useful lives and reviews for impairment whenever impairment indicators exist. The Company's intangible assets consist of customer lists, noncompete agreements, trade names and patents. The Company's customer lists, which have an estimated weighted-average useful life of fourteen years, are being amortized using the economic life method. The Company's noncompete agreements, trade names and patents are being amortized on the straight-line basis over their estimated weighted-average useful lives of approximately four years, twelve years and ten years, respectively.

The following is a summary of the intangible assets as of December 31:

	2011	2012	Weighted Average Life
Customer lists	$ 35,485,590	$ 50,008,913	14.4 years
Noncompete agreements	1,077,349	1,077,349	3.9 years
Trade names	3,467,655	3,467,655	12.4 years
Patents	38,456	38,456	10.0 years
	40,069,050	54,592,373	
Less accumulated amortization	(13,503,735)	(18,195,508)	
Intangible assets, net	$ 26,565,315	$ 36,396,865	

Amortization expense related to these intangible assets was $3,140,059, $3,730,102 and $4,582,347 for the years ended December 31, 2010, 2011 and 2012, respectively.

The estimated amortization expense for the next five years is as follows:

2013	$ 4,174,535
2014	3,682,758
2015	3,483,072
2016	3,335,039
2017	3,288,679
Thereafter	18,432,782
	$ 36,396,865

Shipping and Handling Costs

Shipping and handling costs are classified in cost of goods sold in the consolidated statements of income.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, under which deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. There was no interest or penalties related to unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012.

Based on the Company's evaluation, it was concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The evaluation was performed for the tax years ended December 31, 2010, 2011 and 2012, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2012.

Advertising

Costs of advertising, which are expensed as incurred by the Company, were $266,661, $305,558 and $815,495 for each of the years ended December 31, 2010, 2011 and 2012, respectively.

Comprehensive Income

The components of accumulated comprehensive income included in the Consolidated Balance Sheets at December 31, 2011 and 2012 are as follows:

	Year ended December 31,	
	2011	2012
Unrealized gain on marketable securities,		
Gross	$ 1,121,013	$ 2,198
Income tax expense	(447,993)	(860)
Net	673,020	1,338
Foreign currency translation adjustment	(404,689)	204,124
Total accumulated other comprehensive income	$ 268,331	$ 205,462

Stock-Based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation*. Compensation expense is measured by determining the fair value using the Black-Scholes option valuation model and is then recognized over the requisite service period of the awards, which is generally the vesting period, on a straight-line basis for the entire award.

Stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications have not been material and have not affected reported net income.

3. Acquisitions

During 2012, the Company acquired 100% of the voting equity interests of six domestic and international companies with experienced sales executives, or groups of sales executives, with established books of business. None of these acquisitions were individually material.

These acquisitions contributed revenue and net income which comprised approximately 2% and 1%, respectively, of the Company's consolidated results for the year ended December 31, 2012. Pro forma results of these acquisitions are not disclosed as these acquisitions would not have a material impact on the Company's financial statements.

The following table summarizes the total consideration transferred to acquire these companies and the amount of identified assets acquired and liabilities assumed at the acquisition dates.

Cash	$	1,335,775
Common stock		3,481,834
Contingent consideration		10,419,881
Total consideration transferred	$	15,237,490
Cash and cash equivalents	$	800,027
Accounts receivable		3,079,482
Inventories		921,623
Other assets		1,129,025
Customer list		2,601,580
Goodwill		13,450,278
Accounts payable		(4,155,575)
Other current liabilities		(2,120,291)
Deferred income taxes		(468,659)
Total identifiable net assets and goodwill	$	15,237,490

Goodwill generally consists of expected synergies from combining operations of these companies with the Company's existing operations. Acquisition-related costs were included in selling, general and administrative expenses and were immaterial. The goodwill related to these acquisitions which is expected to be deductible for tax purposes is immaterial.

Prior Year Acquisitions

During 2012, goodwill related to acquisitions made in prior years decreased by $6,692,155 due to changes in purchase price allocations. This amount includes adjustments made to the fair values of intangible assets acquired, contingent consideration and deferred income taxes related to the Company's acquisition of Productions Graphics in the fourth quarter of 2011. The goodwill recorded in connection with this acquisition decreased by $12,502,644 due to changes in the allocation of consideration transferred, consisting of $12,102,220 allocated to a customer list intangible asset and a $4,487,340 decrease in the acquisition date fair value of the contingent consideration liability offset by $4,086,916 of deferred tax liabilities. The Company completed the purchase price allocation for Productions Graphics in the fourth quarter of 2012. This change in goodwill for prior year acquisitions also includes the recording of deferred tax liabilities related to intangible assets acquired which are not deductible for income tax purposes. Goodwill increased by $3,945,818 in 2012 to correct for previously unrecognized deferred tax liabilities which arose from prior year business combinations which were outside of the purchase price allocation measurement period. The Company assessed the materiality of these corrections and determined that they were not material to the consolidated financial statements and footnotes for any period.

Contingent Consideration

In connection with certain of the Company's acquisitions, contingent consideration is payable in cash or common stock upon the achievement of certain performance measures over future periods. For acquisitions completed prior to January 1, 2009, contingent consideration payments are recorded as additional purchase price. The Company paid $3,000,000 related to these agreements during 2012. There are no remaining contingent payments due under these agreements as of December 31, 2012. For the acquisitions occurring subsequent to January 1, 2009, the Company has recorded the acquisition date fair value of the contingent consideration liability as additional purchase price. The Company has recorded $71,664,770 in contingent consideration at December 31, 2012 related to these arrangements of which $51,319,792, or about 72%, is related to the acquisition of Productions Graphics. Any adjustments made to the fair value of the contingent consideration liability subsequent to the acquisition date will be recorded in the Company's results of operations. During the years ended December 31, 2010, 2011 and 2012, the Company recorded income of $1,987,042, $147,529 and $2,724,978 for changes in the fair value of contingent consideration.

3. Acquisitions (Continued)

As of December 31, 2012, the potential maximum contingent payments are payable as follows:

	Cash	Common Stock	Total
2013	$ 7,019,328	$ 2,558,556	$ 9,577,884
2014	11,920,875	6,117,184	18,038,059
2015	14,950,700	9,639,093	24,589,793
2016	31,914,225	17,071,765	48,985,990
	$ 65,805,128	$ 35,386,598	$ 101,191,726

If the performance measures required by the purchase agreements are not achieved, the Company may pay a reduced amount of the contingent consideration or none at all, depending on the terms of the agreement. In the Company's experience, the maximum payout is generally achieved. However, there may be certain acquisitions which fail to reach those objectives, and less than the maximum amounts as presented in the table above would be payable by the Company.

4. Property and Equipment

Property and equipment at December 31, 2011 and 2012 consisted of the following:

	2011	2012
Computer equipment	$ 4,467,672	$ 5,427,019
Software, including internal use software	23,574,958	31,571,109
Furniture and fixtures	3,899,875	3,584,174
Leasehold improvements	1,684,817	1,848,177
	33,627,322	42,430,479
Less accumulated depreciation	(21,540,695)	(25,352,095)
	$ 12,086,627	$ 17,078,384

Depreciation expense was $5,868,455, $6,441,656 and $6,208,105, for the years ended December 31, 2010, 2011, and 2012, respectively.

5. Revolving Credit Facility

On April 20, 2012, the Company entered into a first amendment (the "First Amendment") to its Credit Agreement, dated as of August 2, 2010, among the Company, the lenders party thereto and Bank of America, N.A., as Administrative Agent (the "Credit Agreement"). The First Amendment to the Credit Agreement: (i) increases the revolving commitment amount by $50 million, to $150 million in the aggregate, and provides the Company the right to increase the aggregate commitment amount by an additional $25 million, to $175 million; (ii) extends the maturity date of the revolving credit facility from August 2, 2014 to August 2, 2015; (iii) decreases the ranges of applicable rates charged for interest on outstanding loans and letters of credit by 0.35%, from 2.50%-1.50% to 2.15%-1.15% for letter of credit fees and loans based on the Eurodollar rate and from 1.50%-0.50% to 1.15%-0.15% for loans based on the base rate; and (iv) permits the Company to incur certain securitization transactions of up to $50 million in the aggregate, so long as certain tests are met, including a maximum Consolidated Leverage Ratio test (as defined in the First Amendment) and a minimum Consolidated EBITDA test (as defined in the First Amendment). In the event the Company elects to incur securitization transactions in the future pursuant to (iv) above, (a) a new mandatory prepayment test will be implemented that will trigger prepayments based on the sum of the total outstanding borrowings under the revolving credit facility and any such securitization transaction measured against certain of the Company's account receivables and (b) the quarterly maximum Consolidated Leverage Ratio test will be adjusted from 3.00:1.00 to 2.75:1.00. The Company is in compliance with all debt covenants as of December 31, 2012. At December 31, 2012, the Company had $84.3 million of unused availability under the Credit Agreement.

6. Commitments and Contingencies

Lease Commitments

The Company recognizes rental expense on a straight-line basis over the term of the lease. The total rent expense for the years ended December 31, 2010, 2011 and 2012 was $6,646,213, $6,340,723 and $7,727,895, respectively.

Minimum annual rental payments are as follows:

	Operating Leases
2013	$ 5,449,131
2014	5,428,869
2015	5,083,244
2016	3,966,166
2017	2,815,766
Thereafter	6,429,568
Total minimum lease payments	$ 29,172,744

Legal Contingencies

In November 2010, in connection with the Circuit City Stores, Inc. ("Circuit City") bankruptcy proceedings, the Trustee of the Circuit City Liquidating Trust (the "Trust") filed a lawsuit against the Company in United States Bankruptcy Court in the Eastern District of Virginia for the avoidance of payments as allegedly preferential transfers of $3.2 million paid to the Company during the 90 days preceding the filing of the bankruptcy petition of Circuit City on November 10, 2008. In January 2013, the Company and the Trust entered into a settlement agreement resolving this preference claim as well the Company's administrative and general unsecured claims against the Trust for a net payment to the Trust of $900,000. The Company adjusted its loss reserve in the fourth quarter of 2012 to reflect the settlement.

In May 2011, Her Majesty's Revenue and Customs ("HMRC") contacted the Company's United Kingdom subsidiary, InnerWorkings Europe Limited (formerly Etrinsic), to request information relating to its position that certain printed matter and direct mail products are zero-rated under the U.K.'s VAT law. Although Etrinsic has voluntarily exchanged information with the HMRC as to its position that the products at issue are zero-rated for VAT pursuant to UK law and HMRC's guidance, HMRC has stated that it disagrees with Etrinsic's position and in March 2012, HMRC issued Etrinsic a VAT assessment of £2,316,008 for VAT periods covering the 2008, 2009, 2010 and 2011 calendar years. Etrinsic sought independent review of the assessment with HMRC, and HMRC upheld the assessment. Etrinsic appealed the HMRC's assessment at the UK Tax Tribunal. In order to appeal the claim, the Company paid £2,316,008 to the HMRC on July 6, 2012. This payment was included in other current assets as of December 31, 2012. The Company is in advanced settlement discussions with HMRC, and the Company currently anticipates reaching a final settlement of this matter in the amount of £925,000, inclusive of all VAT periods for the 2008 through 2012 calendar years. The Company accrued a loss reserve in the fourth quarter of 2012 reflecting the anticipated settlement. Following finalization of a settlement, the Company would receive a refund of amounts paid to HMRC in July 2012 less the settlement amount.

In December 2010, e-Lynxx Corporation filed a complaint against the Company and numerous other defendants for patent infringement in the United States District Court for the Middle District of Pennsylvania. As to the Company, the complaint alleges, among other things, that certain aspects of the Company's PPM4™ technology infringe on two patents owned by e-Lynxx purporting to cover a system and method for competitive pricing and procurement of customized goods and services, and seeks monetary damages, interest, costs, attorneys' fees, punitive damages and a permanent injunction. In February 2013, e-Lynxx asserted that the monetary damages it seeks from the Company are in the range of $22 million to $56 million for the period from May 2009 through December 2011; e-Lynxx has not yet specified damages sought for 2012 and future periods. The Company disputes the allegations contained in e-Lynxx's complaint and intends to vigorously defend this matter. Specifically, the Company contends that the patents at issue are invalid and not infringed, and, therefore, e-Lynxx is not entitled to any relief and the complaint should be dismissed. Further, even if e-Lynxx could establish liability, the Company contends that e-Lynxx is not entitled to the excessive monetary relief it seeks. A trial of this matter is currently scheduled in July 2013. The Company believes that an unfavorable outcome is reasonably possible but not probable, and therefore, no reserve has been recorded for a potential loss. The loss that is reasonably possible cannot be estimated.

In October 2012, a former sales employee of the Company filed an arbitration claim against the Company arising from the Company's termination of his employment in November 2011. He alleges disability discrimination, defamation, breach of employment agreement, invasion of privacy, and wage payment claims, and seeks monetary damages of $2.75 million, interest, punitive damages, injunctive relief, declaratory relief, and attorneys' fees and costs. The Company disputes these allegations and intends to vigorously defend itself in the matter. Specifically, the Company contends that it lawfully terminated his employment for cause and, therefore, that he is not entitled to any relief and his claims should be dismissed.

7. Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases.

The provision for income taxes consisted of the following components for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
Current			
Federal	$ 2,923,693	$ 4,726,045	$ 5,383,201
State	1,094,581	532,841	705,655
Foreign	964,367	1,615,280	1,043,883
Total current	4,982,641	6,874,166	7,132,739
Deferred			
Federal	813,015	741,346	1,494,274
State	(65,583)	459,475	206,125
Foreign	18,733	27,622	(609,897)
Total deferred	766,165	1,228,443	1,090,502
Income tax expense	$ 5,748,806	$ 8,102,609	$ 8,223,241

The provision for income taxes for the years ended December 31, 2010, 2011 and 2012 differs from the amount computed by applying the U.S. federal income tax rate of 35% to pretax income because of the effect of the following items:

	Year Ended December 31,		
	2010	2011	2012
Tax expense at U.S. federal income tax rate	$ 5,935,753	$ 8,573,462	$ 9,567,295
State income taxes, net of federal income tax effect	721,475	832,253	750,077
Effect of non-US operations	(394,087)	(852,297)	(1,617,820)
Research and development credit	(173,080)	(200,568)	-
199 Domestic production activities deduction	(202,313)	(109,171)	(141,376)
Nondeductible (benefit) and other	(138,942)	(141,070)	(334,935)
Income tax expense	$ 5,748,806	$ 8,102,609	$ 8,223,241

7. Income Taxes (Continued)

At December 31, 2011 and 2012, the Company's deferred tax assets and liabilities consisted of the following:

	December 31, 2011	December 31, 2012
Current deferred tax assets:		
Reserves and allowances	$ 2,186,586	$ 1,481,809
Other	15,880	104,216
Total current deferred tax assets	2,202,466	1,586,025
Noncurrent deferred tax assets:		
Income tax basis in excess of financial statement basis in intangible assets	7,868,683	6,981,503
Stock options	3,190,289	3,429,601
Net operating loss carryforward	536,166	778,540
Tax credit carryforwards	91,091	107,111
Other	24,175	22,385
Total noncurrent deferred tax assets	11,710,404	11,319,140
Total deferred tax assets	13,912,870	12,905,165
Total current deferred tax liability:		
Prepaid and other expenses	(25,124)	(71,751)
Unrealized gain on available for sale securities	(447,993)	(860)
Total current deferred tax liability	(473,117)	(72,611)
Noncurrent deferred tax liabilities:		
Property and equipment	(2,744,889)	(2,152,584)
Intangible assets	(4,663,108)	(13,702,355)
Other	(55,815)	(51,697)
Total noncurrent deferred tax liabilities	(7,463,812)	(15,906,636)
Total deferred tax liabilities	(7,936,929)	(15,979,247)
Net deferred tax asset (liability)	$ 5,975,941	$ (3,074,082)
Net current deferred tax asset	$ 1,729,349	$ 1,513,414
Net noncurrent deferred tax asset (liability)	4,246,592	(4,587,496)
Net deferred tax asset (liability)	$ 5,975,941	$ (3,074,082)

In connection with the purchase of CoreVision, Inc. in September 2006, the Company acquired $880,518 in net operating loss carryforwards that will expire in 2026. At December 31, 2012, $636,438 of losses remain outstanding for future use. In connection with the purchase of Marketing-Out-of-the-Box in July 2008, the Company acquired $1,644,746 in net operating loss carryforwards that will expire in 2024. At December 31, 2012, $895,466 of losses remain outstanding for future use. In connection with the purchase of CPRO Service Ltd. In January 2011, the Company acquired $777,436 in net operating loss carryforwards in Chile that will never expire. At December 31, 2012, $732,870 of losses remain outstanding for future use in this country. No valuation allowance on the Company's net operating loss carryforwards is considered necessary as the amounts are more likely than not to be realized.

As a result of certain realization requirements of ASC 718, *Stock-Based Compensation*, the Company has not recorded certain deferred tax assets that arose directly from tax deductions related to equity compensation that are greater than the compensation recognized for financial reporting. As of December 31, 2012, the Company has $5,440,760 in tax deductions related to these stock option exercises which have not been recorded but are available to reduce taxable income in future periods. These deductions will be recorded to additional paid in capital in the period in which they are realized.

7. Income Taxes (Continued)

The Company's intention is to permanently reinvest the undistributed earnings of its foreign subsidiaries in accordance with ASC 740. Deferred income taxes were not calculated on undistributed earnings of foreign subsidiaries, which were $5,806,543 and $10,126,199 at December 31, 2011 and 2012, respectively. If the undistributed earnings were to be remitted to the Company, foreign tax credits would be available to reduce any U.S. tax due upon repatriation.

The Company's income before taxes on foreign operations was $3,473,074, $6,365,592 and $6,369,944 for the years ended December 31, 2010, 2011 and 2012, respectively.

8. Valuation of Equity Investments

As discussed in Note 9, Fair Value Measurement, the Company applies ASC 820, *Fair Value Measurement and Disclosure* (ASC 820), to its financial assets and liabilities. At December 31, 2011 and 2012, the Company's financial assets primarily relate to their available-for-sale securities and are included in short-term investments.

The Company has classified its investment in Echo Global Logistics ("Echo") as "available for sale" in accordance with ASC 320, *Investments—Debt and Equity Securities*. The investment is stated at fair value based on market prices, with any unrealized gains and losses included as a separate component of stockholders' equity. Any realized gains and losses and interest and dividends have been determined using the specific identification method and included in other income. At December 31, 2011, the Company held 69,954 shares of Echo, which have a cost basis of $8,744, and were carried at fair value of $1,129,757. The unrealized gains of $1,121,013 were included in other comprehensive income, net of tax of $447,993, as of December 31, 2011. At December 31, 2012, the amount of Echo shares remaining was immaterial.

9. Fair Value Measurement

ASC 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on observable or unobservable inputs to valuation techniques that are used to measure fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon its own market assumptions.

The fair value hierarchy consists of the following three levels:

- *Level 1:* Inputs are quoted prices in active markets for identical assets or liabilities.
- *Level 2:* Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable and market-corroborated inputs, which are derived principally from or corroborated by observable market data.
- *Level 3:* Inputs that are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

9. Fair Value Measurement (Continued)

The Company's potential contingent consideration payments relating to acquisitions occurring subsequent to January 1, 2009 are its only Level 3 liabilities as of December 31, 2012. The fair value of the liabilities determined by this analysis is primarily driven by the probability of reaching the performance measures required by the purchase agreements and the associated discount rate. Probabilities are estimated by reviewing financial forecasts and assessing the likelihood of reaching the required performance measures based on factors specific to each acquisition as well as the Company's historical experience with similar arrangements. If an acquisition reaches the required performance measure, the estimated probability would be increased to 100%, and if the measure is not reached, the probability would be reduced to reflect the amount earned, if any, depending on the terms of the agreement. Discount rates are estimated by using the local government bond yields plus the Company's credit spread. A one percentage point increase in the discount rate across all contingent consideration liabilities would result in a decrease to the fair value of approximately $1.6 million.

The following tables set forth the Company's financial assets and financial liabilities measured at fair value on a recurring basis and the basis of measurement at December 31, 2011 and 2012, respectively:

At December 31, 2011	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds(1)	$ 1,664,916	$ 1,664,916	$ -	$ -
Available for sale securities(2)	1,129,757	1,129,757	-	-
Total assets	$ 2,794,673	$ 2,794,673	$ -	$ -
Liabilities:				
Contingent consideration	$ (82,002,842)	$ -	$ -	$ (82,002,842)

At December 31, 2012	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds(1)	$ 667,045	$ 667,045	$ -	$ -
Available for sale securities(2)	-	-	-	-
Total assets	$ 667,045	$ 667,045	$ -	$ -
Liabilities:				
Contingent consideration	$ (71,664,770)	$ -	$ -	$ (71,664,770)

(1) Included in cash and cash equivalents on the balance sheet.
(2) Included in short-term investments on the balance sheet.

9. Fair Value Measurement (Continued)

The following table provides a reconciliation of the beginning and ending balances for the liabilities measured at fair value using significant unobservable inputs (Level 3):

	Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)
	Contingent Consideration
Balance at December 31, 2010	$ (4,857,441)
Contingent consideration from 2011 acquisitions	(84,161,292)
Contingent consideration payments on acquisitions since January 1, 2009	2,314,362
Reclassified to Due to seller	4,554,000
Change in fair value (1)	147,529
Balance as of December 31, 2011	(82,002,842)
Contingent consideration from 2012 acquisitions	(10,419,881)
Purchase accounting adjustments from 2011 acquisitions (2)	4,487,340
Contingent consideration payments on acquisitions since January 1, 2009	4,343,545
Reclassified to Due to seller	10,796,850
Change in fair value (1)	2,724,978
Foreign exchange impact (3)	(1,594,760)
Balance as of December 31, 2012	$ (71,664,770)

(1) Adjustments to original contingent consideration obligations recorded were the result of using revised financial forecasts and updated fair value measurements. These changes are recognized within selling, general and administrative expenses on the consolidated statements of income.

(2) During 2012, the Company finalized the purchase accounting related to its acquisition of Productions Graphics in the fourth quarter of 2011. This resulted in a decrease to the acquisition date fair value of the contingent consideration liability and an increase to goodwill. See Note 3 for further discussion of these purchase accounting adjustments.

(3) Changes in the contingent consideration liability which are caused by foreign exchange rate fluctuations are recognized in other comprehensive income.

10. Earnings Per Share

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding plus share equivalents that would arise from the exercise of stock options and vesting of restricted common shares. For the years ended December 31, 2010, 2011 and 2012, respectively, 1,785,077, 1,576,582 and 1,099,604 options and restricted common shares were excluded from the calculation as these options and restricted common shares were anti-dilutive.

The computation of basic and diluted earnings per common share for the years ended December 31, 2010, 2011, and 2012, is as follows:

	Years Ended December 31,		
	2010	2011	2012
Numerator:			
Net income	$ 11,210,489	$ 16,393,007	$ 19,111,888
Denominator:			
Denominator for basic earnings per share—weighted-average shares	45,703,699	46,428,443	48,811,218
Effect of dilutive securities:			
Employee stock options and restricted common shares	1,878,638	2,214,790	2,411,260
Contingently issuable shares	-	183,725	187,341
Denominator for dilutive earnings per share	47,582,337	48,826,958	51,409,819
Basic earnings per share	$ 0.25	$ 0.35	$ 0.39
Diluted earnings per share	$ 0.24	$ 0.34	$ 0.37

11. Stock-Based Compensation Plans

In 2006, the Company adopted the 2006 Stock Incentive Plan (the Plan). Upon adoption, all previously existing plans were merged into the Plan and ceased to separately exist. The Plan was amended and restated effective June 2012 resulting in an increase in the maximum number of shares of common stock that may be issued under the plan by 900,000, from 4,750,000 to 5,650,000.

The Company recorded $3,148,619, $3,976,187 and $6,192,870 in compensation expense related to stock-based compensation, for the years ended December 31, 2010, 2011 and 2012, respectively. All stock-based compensation expense is recorded net of an estimated forfeiture rate and adjusted to reflect actual forfeiture activity. The estimated forfeiture rate was 8% at December 31, 2012. In 2012 the fourth quarter of the Company recorded $2,047,405 of additional stock-based compensation expense for awards vested which exceeded the expense recorded using the estimated forfeiture rate.

11. Stock-Based Compensation Plans (Continued)

Stock Options

A summary of stock option activity is as follows:

	Outstanding Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2009	5,444,474	$ 4.11	$ 15,893,388
Granted	381,623	5.63	-
Exercised	(391,115)	0.50	2,366,246
Forfeited	(91,345)	11.72	-
Outstanding at December 31, 2010	5,343,637	4.33	16,638,131
Granted	917,552	8.05	-
Exercised	(298,770)	1.18	2,301,618
Forfeited	(11,938)	10.23	-
Outstanding at December 31, 2011	5,950,481	5.07	28,048,306
Granted	538,933	12.15	-
Exercised	(2,474,713)	2.23	23,936,039
Forfeited	(93,519)	7.35	-
Outstanding at December 31, 2012	3,921,182	$ 7.80	$ 23,767,012
Options vested at December 31, 2012	2,485,206	$ 7.07	$ 17,072,077

The options issued during 2010 have exercise prices ranging from $5.39 to $6.50, vest ratably from four to five years and have a weighted-average grant-date fair value of $2.93. The options issued during 2011 have exercise prices ranging from $6.36 to $8.66, vest ratably from one to five years and have a weighted-average grant-date fair value of $4.10. The options issued during 2012 have exercise prices ranging from $11.97 to $14.39, vest ratably from four to five years and have a weighted-average grant-date fair value of $5.99.

Vested options totaled 3,872,433, 4,133,373 and 2,458,206 shares as of December 31, 2010, 2011 and 2012, respectively.

The aggregate intrinsic value of options outstanding and exercisable represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of each fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options in 2010, 2011 and 2012, respectively. These amounts change based on the fair market value of the Company's stock which was $6.55, $9.31 and $13.78 on the last business day of the years ended December 31, 2010, 2011 and 2012, respectively.

11. Stock-Based Compensation Plans (Continued)

Using the Black-Scholes option valuation model and the assumptions listed below, the Company recorded $1,531,266, $1,944,585 and $2,972,954 in compensation expense related to stock options. The following assumptions were utilized in the valuation for options granted in 2010, 2011 and 2012:

	2010	2011	2012
Dividend yield	—%	—%	—%
Risk-free interest rate	1.85%-3.25%	1.33%-2.90%	1.03%-1.67%
Expected life	7 years	7 years	6-7 years
Volatility	47.5%	47.5%	38.0%-47.5%

Expected term is estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The Company believes that its historical experience provides the best estimate of future expected life. The expected volatility assumption is based on the historical volatility of the Company's common stock over a period commensurate with the expected term.

There was $2,713,589, $3,509,215 and $3,900,241 of unrecognized compensation costs related to the stock options granted under the Plan as of December 31, 2010, 2011 and 2012, respectively. This cost was expected to be recognized over a weighted average period of 2.36, 2.82 and 3.07 years, respectively.

The following table summarizes information about all stock options outstanding for the Company as of December 31, 2012:

	Options Outstanding			Options Vested	
Exercise Price	Number Outstanding	Weighted-Average Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.65 - $4.92	1,035,350	3.30	$ 3.35	1,024,114	$ 3.34
$5.19 - $7.86	1,146,689	6.82	6.25	668,489	6.10
$8.07 - $11.97	764,543	8.24	9.22	225,276	9.30
$12.10 - $16.41	974,600	6.92	13.23	567,327	13.96
	3,921,182	6.19	$ 7.80	2,485,206	$ 7.07

Restricted Common Shares

Eligible employees receive restricted common shares as a portion of their total compensation. The restricted common shares vest over various time periods depending upon the grant, but generally vest from zero to five years and convert to common stock at the conclusion of the vesting period. The Company measures the compensation cost based on the closing market price of the Company's common stock at the grant date. The stock-based compensation expense for the year ended December 31, 2010, 2011 and 2012 was $1,617,353, $2,031,602 and $3,219,916, respectively.

11. Stock-Based Compensation Plans (Continued)

The Company granted 569,181, 490,074 and 306,296 of restricted common shares to employees during the years ended December 31, 2010, 2011 and 2012, respectively. A summary of restricted share activity is as follows:

	Outstanding Restricted Common Shares	Weighed-Average Grant-Date Fair Value
Nonvested Restricted Common Shares at December 31, 2009	226,091	$ 11.56
Granted	569,181	5.48
Vested and transferred to unrestricted common stock	(72,491)	12.17
Forfeited	(32,404)	6.43
Nonvested Restricted Common Shares at December 31, 2010	690,377	6.72
Granted	490,074	8.09
Vested and transferred to unrestricted common stock	(368,879)	6.93
Forfeited	(27,756)	5.71
Nonvested Restricted Common Shares at December 31, 2011	783,816	7.52
Granted	306,296	11.92
Vested and transferred to unrestricted common stock	(362,116)	8.86
Forfeited	(35,864)	7.02
Nonvested Restricted Common Shares at December 31, 2012	692,132	$ 8.95

There was $2,698,393, $3,297,495 and $3,612,885 of total unrecognized compensation costs related to the restricted common shares as of December 31, 2010, 2011 and 2012, respectively. This cost was expected to be recognized over a weighted average period of 1.83, 2.85 and 2.80 years, as of December 31, 2010, 2011 and 2012, respectively.

12. Benefit Plans

The Company adopted a 401(k) savings plan effective February 1, 2005, covering all of the Company's employees upon completion of 90 days of service. Employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company has the right to make discretionary contributions to the plan. For the year ended December 31, 2010, the Company did not make any contributions to the plan. For the years ended December 31, 2011 and 2012, total costs incurred from the Company's contributions to the 401(k) plan were $749,544 and $464,566, respectively.

13. New Accounting Pronouncements

In June 2011, the FASB amended its standard on the presentation of comprehensive income in financial statements to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting standard requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The provisions of this new standard are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. While the new standard changes the presentation of comprehensive income, there are no changes to components that are recognized in net income or other comprehensive income under current accounting guidance. The Company adopted this standard in the first quarter of 2012 and has elected to present the components of comprehensive income in separate but continuous statements for the years ended December 31, 2010, 2011 and 2012.

13. New Accounting Pronouncements (Continued)

In February 2012, the FASB issued ASU 2013-02 which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. These requirements are effective for public companies for reporting periods beginning after December 15, 2012. The Company will include the required disclosures in the notes to the consolidated financial statements in the first quarter of 2013.

In September 2011, the FASB amended its standards related to goodwill impairment testing with the objective being to simplify the annual goodwill impairment process by allowing entities to use qualitative factors first before performing the traditional quantitative goodwill impairment test. The quantitative impairment test is now only required if an entity determines through this qualitative analysis that it is more likely than not that the fair value of the reporting unit is less than its carrying value. Because the measurement of a potential impairment has not changed, the standard will not have an impact on the Company's consolidated results of operations, financial position or cash flows. For the 2012 impairment test, the Company elected to perform the qualitative analysis over the North America reporting unit. The quantitative test was performed over the International reporting unit. No impairment charges were recognized in 2012. See Note 2 "Summary of Significant Accounting Policies" for further discussion of these impairment tests.

14. Related Party Transactions

Investment in Echo Global Logistics, Inc.

In February 2005, the Company acquired 2,000,000 shares of common stock of Echo Global Logistics, Inc. (Echo), a technology enabled transportation and logistics business process outsourcing firm, for $125,000. Echo is a related party to the Company as certain stockholders and former members of the Company's Board of Directors have a direct and/or indirect ownership interest in Echo.

On September 25, 2009, Echo completed a one-for-two reverse stock split of all outstanding shares of its capital stock and immediately following, recapitalized all outstanding shares into newly issued shares of common stock on approximately a one-for-one basis. Echo recapitalized its outstanding capital stock in connection with its initial public offering.

The Company sold 271,913, 285,911 and 69,831 of its shares of Echo common stock for $3,595,426, $3,945,392 and $1,213,501 and recorded a gain on sale of investment of $3,578,431, $3,909,678 and $1,196,196 for the years ended December 31, 2010, 2011 and 2012, respectively. The gain on sale of investment is included in other income.

Agreements and Services with Related Parties

In the ordinary course, the Company also provides print procurement services to Echo. The total amount billed for such print procurement services during the years ended December 31, 2010, 2011 and 2012 were approximately $60,000, $83,000 and $102,482, respectively. In addition, Echo has provided transportation services to the Company. As consideration for these services, Echo billed the Company approximately $5,700,000, $8,651,993 and $10,831,788 for the years ended December 31, 2010, 2011 and 2012, respectively. The net amounts payable to Echo at December 31, 2011 and 2012 were $122,355 and $1,445,473, respectively.

In April 2010, the Company entered into an agreement with Echo pursuant to which it sub-leases a portion of the Company's office space in Chicago, and pays $12,000 per month of the Company's lease payment and overhead expenses related to the space. Echo paid the Company $108,000 and $45,800 under this agreement for the years ended December 31, 2010 and 2011, respectively. This agreement was terminated on April 30, 2011.

In August 2009, the Company entered into an agreement with Groupon, Inc. ("Groupon") pursuant to which Groupon sub-leases a portion of the Company's office space in Chicago, and pays $18,000 per month of the Company's lease payment and overhead expenses related to the space. Two former members of the Company's Board of Directors are also directors of Groupon. In addition, these members have a direct and/or indirect ownership interest in Groupon. Groupon paid the Company $54,000 under this agreement for the three months ended March 31, 2010. The agreement was terminated on March 31, 2010.

14. Related Party Transactions (Continued)

During the second quarter of 2010, the Company entered into an agreement with Groupon related to corporate procurement cards. The agreement allows Groupon to obtain corporate procurement cards under the Company's existing credit arrangement. Under the agreement, the Company billed Groupon $64,000, $88,000 and $32,000 during the years ended December 31, 2010, 2011 and 2012. This agreement was terminated on March 31, 2012.

During 2011 and 2012, the Company provided promotional product procurement services to Groupon. The total amount billed for such services during the years ended December 31, 2011 and 2012 was approximately $2,461,188 and $905,489, respectively. The net amount receivable from Groupon for these services was $61,186 and $107,360 at December 31, 2011 and 2012, respectively.

The Company provides print procurement services to Arthur J. Gallagher & Co. J. Patrick Gallagher, Jr., who was appointed to the Company's Board of Directors in August 2011, is the Chairman, President and Chief Executive Officer of Arthur J. Gallagher & Co. and has a direct ownership interest in Arthur J. Gallagher & Co. The total amount billed for such print procurement services during the years ended December 31, 2011 and 2012 was $495,364 and $558,586, respectively. Additionally, Arthur J. Gallagher & Co. provides insurance brokerage and risk management services to the Company. As consideration for these services, Arthur J. Gallagher & Co. billed the Company $354,032 and $408,939 for the years ended December 31, 2011 and 2012, respectively. The net amount payable to Arthur J. Gallagher & Co. as of December 31, 2012 is $6,768.

15. Business Segments

The Company is organized into two segments based on geographic regions, North America and International. These operating segments are consistent with the basis that the chief operating decision maker is reviewing financial information to make operating decisions and assess performance. "Other" consists of inter segment eliminations, shared service activities and unallocated corporate expenses. All transactions between segments are presented at their gross amounts and eliminated through "Other."

Management evaluates the performance of its operating segments based on net revenues and Adjusted EBITDA. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2. Adjusted EBITDA represents income from operations with the addition of depreciation and amortization, stock-based compensation expense, change in the fair value of contingent consideration liabilities and certain legal settlements. Management does not evaluate the performance of its operating segments using asset measures. The identifiable assets by segment disclosed in this note are those assets specifically identifiable within each segment and include cash, accounts receivable, inventory, goodwill, and other intangible assets. Shared service assets are primarily comprised of short-term investments, capitalized internal-use software and net property and equipment of the corporate headquarters.

The table below presents financial information for our reportable operating segments and Other for the fiscal years noted (in thousands):

	North America	International	Other	Total
Fiscal 2012:				
Net revenue from third parties	$ 649,052	$ 148,647	$ -	$ 797,699
Net revenue from other segments	68	1,652	(1,720)	-
Total net revenues	649,120	150,299	(1,720)	797,699
Adjusted EBITDA (1)	61,728	7,069	(23,538)	45,259
Total assets	349,738	162,801	12,705	522,244
Fiscal 2011:				
Net revenue from third parties	540,716	93,130	-	633,846
Net revenue from other segments	11	413	(424)	-
Total net revenues	540,727	93,543	(424)	633,846
Adjusted EBITDA (1)	48,198	6,576	(17,208)	37,566
Total assets	320,940	126,308	10,405	457,653
Fiscal 2010:				
Net revenue from third parties	444,620	37,592	-	482,212
Net revenue from other segments	9	143	(151)	-
Total net revenues	444,628	37,735	(151)	482,212
Adjusted EBITDA (1)	37,644	3,620	(15,887)	25,377
Total assets	244,560	22,316	13,049	279,925

(1) Adjusted EBITDA, which represents income from operations with the addition of depreciation and amortization, stock-based compensation expense, change in the fair value of contingent consideration liabilities and certain legal settlements, is considered a non-GAAP financial measure under SEC regulations. Income from operations is the most directly comparable financial measure calculated in accordance with GAAP. We present this measure as supplemental information to help investors better understand trends in our business results over time. Our management team uses Adjusted EBITDA to evaluate the performance of our business. Adjusted EBITDA is not equivalent to any measure of performance required to be reported under GAAP, nor should this data be considered an indicator of our overall financial performance and liquidity. Moreover, the Adjusted EBITDA definition we use may not be comparable to similarly titled measures reported by other companies.

15. Business Segments (Continued)

The table below reconciles the total of the reportable segments' Adjusted EBITDA and the Adjusted EBITDA included in Other to consolidated income before income taxes (in thousands):

	Year Ended December 31,		
	2010	2011	2012
Adjusted EBITDA	$ 25,377	$ 37,566	$ 45,259
Depreciation and amortization	(9,008)	(10,171)	(10,790)
Stock-based compensation	(3,149)	(3,976)	(6,193)
Preference claim settlement charge	-	(950)	(1,099)
VAT settlement charge	-	-	(1,485)
Change in fair value of contingent consideration	1,987	148	2,724
Total other income (expense)	1,752	1,879	(1,081)
Income before income taxes	$ 16,959	$ 24,496	$ 27,335

The Company had long-lived assets, consisting of net property and equipment, in the United States of $9,480,398, $10,346,711 and $13,881,580 at December 31, 2010, 2011 and 2012, respectively. Long-lived assets in foreign countries were $406,606, $1,739,916 and $3,196,804 at December 31, 2010, 2011 and 2012, respectively.

16. Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2012			
	First Quarter	Second Quarter(1)	Third Quarter(2)	Fourth Quarter
	(In thousands, except per share data)			
Net sales	$ 188,546	$ 201,397	$ 199,769	$ 207,987
Gross profit	41,393	47,846	46,881	49,303
Net income	3,688	4,474	4,976	5,974
Net income per share:				
Basic	$ 0.08	$ 0.09	$ 0.10	$ 0.12
Diluted	$ 0.07	$ 0.09	$ 0.10	$ 0.12

(1) The Company made acquisitions during the second quarter of 2012 which were not material to the Company's operations. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning April 2012.

(2) The Company made acquisitions during the third quarter of 2012 which were not material to the Company's operations. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning August 2012.

	Year Ended December 31, 2011			
	First Quarter(1)	Second Quarter(2)	Third Quarter(3)	Fourth Quarter(4)
	(In thousands, except per share data)			
Net sales	$ 145,181	$ 155,612	$ 157,819	$ 175,234
Gross profit	33,328	36,342	37,093	42,600
Net income	2,790	3,700	4,138	5,765
Net income per share:				
Basic	$ 0.06	$ 0.08	$ 0.09	$ 0.12
Diluted	$ 0.06	$ 0.08	$ 0.09	$ 0.12

(1) The Company made acquisitions during the first quarter of 2011 which were not material individually or in the aggregate. Financial results from these acquisitions are included in the Consolidated Financial Statements beginning January 2011.

(2) The Company made acquisitions during the second quarter of 2011 which were not material to the Company's operations. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning April 2011.

(3) The Company made acquisitions during the third quarter of 2011 which were not material to the Company's operations. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning July 2011.

(4) The Company acquired Productions Graphics on October 24, 2011 as well as another company which was not material to the Company's operations. Financial results for these acquisitions are included in the Consolidated Financial Statements beginning October 2011.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Expense	(Uncollectible Accounts Written Off, Net of Recoveries)	Other	Balance at End of Period
Fiscal year ended December 31, 2012					
Allowance for doubtful accounts	$ 3,293,241	$ 1,681,942	$ (3,421,257)	$ -	$ 1,553,926
Fiscal year ended December 31, 2011					
Allowance for doubtful accounts	$ 3,610,977	$ 2,414,710	$ (2,732,446)	$ -	$ 3,293,241
Fiscal year ended December 31, 2010					
Allowance for doubtful accounts	$ 4,634,848	$ 2,901,216	$ (3,925,087)	$ -	$ 3,610,977

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on this evaluation, our chief executive officer and chief financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to the Company, including consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company's management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Based on its evaluation, management concluded that our internal controls over financial reporting was effective as of December 31, 2012. As required under this Item 9A, the management's report titled "Management's Assessment of Control over Financial Reporting" is set forth in "Item 8 - Consolidated Financial Statements and Supplementary Data" and is incorporated herein by reference.

Attestation Report of Registered Public Accounting Firm

As required under this Item 9A, the auditor's attestation report titled "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" is set forth in "Item 8 - Consolidated Financial Statements and Supplementary Data" and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarterly period ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Certain information required by this Item 10 relating to our directors and executive officers is incorporated by reference herein from our 2013 proxy statement to be filed with the SEC not later than 120 days after the end of our fiscal year ended December 31, 2012.

We have adopted a code of ethics, which is posted in the Investor Relations section of our website at *http://www.inwk.com* . We intend to include on our website any amendments to, or waivers from, a provision of the code of ethics that applies to our principal executive officer, principal financial officer, or controller that relates to any element of the code of ethics definition contained in Item 406(b) of SEC Regulation S-K. In addition, our board of directors has adopted corporate governance guidelines, which are also posted in the Investor Relations section of our website at *http://www.inwk.com*.

Item 11. ***Executive Compensation***

Certain information required by this Item 11 relating to remuneration of directors and executive officers and other transactions involving management is incorporated by reference herein from our 2013 proxy statement to be filed with the SEC not later than 120 days after the end of our fiscal year ended December 31, 2012.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information regarding securities authorized for issuance under our equity compensation plans as of December 31, 2012.

	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category			
Equity compensation plans approved by security holders(1)	3,921,182	$ 7.80	798,810(2)
Equity compensation plans not approved by security holders(3)	—	—	—
Total	3,921,182	$ 7.80	798,810

(1) Includes our 2004 Unit Option Plan, which was merged with our 2006 Stock Incentive Plan.
(2) Includes shares remaining available for future issuance under our 2006 Stock Incentive Plan.
(3) There are no equity compensation plans in place not approved by our stockholders.

Certain information required by this Item 12 relating to security ownership of certain beneficial owners and management is incorporated by reference herein from our 2013 proxy statement to be filed with the SEC not later than 120 days after the end of our fiscal year ended December 31, 2012.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Certain information required by this Item 13 relating to certain relationships and related transactions and director independence is incorporated by reference herein from our 2013 proxy statement to be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2012.

Item 14. ***Principal Accountant Fees and Services***

Certain information required by this Item 14 regarding principal accounting fees and services is incorporated by reference herein from the section entitled "Matters Concerning Our Independent Registered Public Accounting Firm" in our 2013 proxy statement to be filed with the SEC not later than 120 days after the end of our fiscal year ended December 31, 2012.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) (1) *Financial Statements:* Reference is made to the Index to Financial Statements and Financial Statement Schedule in the section entitled "Financial Statements and Supplementary Data" in Part II, Item 8 of this Annual Report on Form 10-K.

(2) *Financial Statement Schedule:* Reference is made to the Index to Financial Statements and Schedule II - Valuation and Qualifying Accounts in the section entitled "Financial Statements and Supplementary Data" in Part II, Item 8 of this Annual Report on Form 10-K. Schedules not listed above are omitted because they are not required or because the required information is given in the consolidated financial statements or notes thereto.

(3) *Exhibits:* Exhibits are as set forth in the section entitled "Exhibit Index" which follows the section entitled "Signatures" in this Annual Report on Form 10-K. Certain of the exhibits listed in the Exhibit Index have been previously filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such exhibits are identified by the parenthetical references following the listing of each such exhibit and are incorporated by reference.

Exhibits which are incorporated herein by reference can be inspected and copied at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at *http://www.sec.gov* .

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNERWORKINGS, INC.

By:	/ S / ERIC D. BELCHER **Eric D. Belcher**
Title:	***Chief Executive Officer and President***

KNOWN BY ALL PERSONS BY THESE PRESENTS, that the individuals whose signatures appear below hereby constitute and appoint Eric D. Belcher and Joseph M. Busky, and each of them severally, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubsitution for him or her and in his or her name, place and stead in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do or perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or of his substitute or substitutes, may lawfully do to cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/ S / ERIC D. BELCHER **Eric D. Belcher**	President, Chief Executive Officer and Director (principal executive officer)	February 28, 2013
/ S / JOSEPH M. BUSKY **Joseph M. Busky**	Chief Financial Officer (principal financial and accounting officer)	February 28, 2013
/ S / JACK M. GREENBERG **Jack M. Greenberg**	Chairman of the Board	February 28, 2013
/ S / LINDA S. WOLF **Linda S. Wolf**	Director	February 28, 2013
/ S / CHARLES K. BOBRINSKOY **Charles K. Bobrinskoy**	Director	February 28, 2013
/ S / JULIE M. HOWARD **Julie M. Howard**	Director	February 28, 2013
/ S / DAVID FISHER **David Fisher**	Director	February 28, 2013
/ S / PATRICK GALLAGHER **Patrick Gallagher**	Director	February 28, 2013

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation.(1)
3.2	Amended and Restated By-Laws.(1)
4.1	Specimen Common Stock Certificate.(2)
10.1	InnerWorkings, LLC 2004 Unit Option Plan.(2)†
10.2	InnerWorkings, Inc. 2006 Stock Incentive Plan, as amended and restated effective June 21, 2012.(4)†
10.3	Form of InnerWorkings Restricted Stock Award Agreement.(3)†
10.4	Form of Stock Option Award Agreement.(1)†
10.5	InnerWorkings, Inc. Annual Incentive Plan.(2)†
10.6	Stock Option Grant Agreement dated October 1, 2005 between InnerWorkings, Inc. and Jack M. Greenberg.(3)†
10.7	Form of Indemnification Agreement.(2)

Exhibit No.	Description
10.8	Amended and Restated Employment Agreement entered into as of November 14, 2008 by and between Eric D. Belcher and InnerWorkings, Inc.(5)†
10.9	Amended and Restated Employment Agreement effective as of April 30, 2012 by and between Joseph Busky and InnerWorkings, Inc.(6)†
10.10	Credit Agreement, dated as of August 2, 2010, by and among InnerWorkings, Inc., as borrower, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, PNC Bank, National Association, as documentation agent, and the other lenders party thereto. (7)
10.11	First Amendment to Credit Agreement, dated as of April 20, 2012, by and among InnerWorkings, Inc., as borrower, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, PNC Bank, National Association, as documentation agent, and the other lenders party hereto. (8)
10.12	Separation and Independent Contractor Agreement, dated as of January 19, 2011, by and between InnerWorkings, Inc. and Jonathan Shean.(9) †
10.13	Employment Agreement entered into as of September 6, 2011 by and between InnerWorkings, Inc. and John Eisel.(10)†
21.1	Subsidiaries of InnerWorkings, Inc.
23.1	Consent of Ernst & Young LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (1) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012, (2) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012 (3) Consolidated Balance Sheet at December 31, 2011 and 2012, (4) Consolidated Statements of Stockholders' Equity at December 31, 2010, 2011 and 2012, (5) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012, and (6) Notes to Condensed Consolidated Financial Statements.

(1) Incorporated by reference to Form S-1 Registration Statement (File No. 333-139811).
(2) Incorporated by reference to Form S-1 Registration Statement (File No. 333-133950).
(3) Incorporated by reference to Current Report on Form 8-K filed on January 28, 2008.
(4) Incorporated by reference to 2011 Proxy Statement on Schedule 14A filed on April 29, 2011.
(5) Incorporated by reference to Current Report on Form 8-K filed on November 18, 2008.
(6) Incorporated by reference to Current Report on Form 8-K filed on May 3, 2012.
(7) Incorporated by reference to Quarterly Report on Form 10-Q filed on August 6, 2010.
(8) Incorporated by reference to Current Report on Form 8-K filed on April 26, 2012.
(9) Incorporated by reference to Annual Report on Form 10-K filed on March 2, 2011.
(10) Incorporated by reference to Current Report on Form 8-K filed on September 23, 2011.
† Management contract or compensatory plan or arrangement of the Company.

Subsidiaries of InnerWorkings, Inc.

Name of Subsidiary	Place of Formation
United States Subsidiaries	
Print Systems, Inc.	Michigan
Screened Images, Inc.	New Jersey
E-Corporate Printers, Inc.	Illinois
INWK EMEA, LLC	Delaware
InnerWorkings Luxembourg IP S.à r.l. LLC	Delaware
Foreign Subsidiaries	
Cirqit Colombia LTDA	Colombia
Cirqit de Costa Rica S.A.	Costa Rica
Cirqit de El Salvador, S. de R.L. De C.V.	El Salvador
Cirqit de Guatemala S.A.	Guatemala
Cirqit De Honduras S. de R.L. De C.V.	Honduras
Cirqit de Nicaragua S.A.	Nicaragua
Cirqit Latam de Venezuela	Venezuela
Cirqit S.A.	Ecuador
Cirqit Servicios de Impresion	Chile
CPRO de Servicios Limitada	Chile
CPRO de Servicios S.A.	Argentina
etrinsic Limited French Branch	France
Expert Consulting Business S.A.	Dominican Republic
Iconomedia	France
InnerWorkings Belgium	Belgium
InnerWorkings Brasil Gerenciamento de Impressoes	Brazil
InnerWorkings Colombia S.A.S.	Colombia
InnerWorkings Comercio de Producto de Marketing Ltda.	Brazil
InnerWorkings Deutschland	Germany
InnerWorkings Dubai	United Arab Emirates
InnerWorkings EMEA Holdings LP	United Kingdom
InnerWorkings Europe Limited	United Kingdom
InnerWorkings France	France
InnerWorkings Global Limited	United Kingdom
InnerWorkings Holdings Europe Limited	United Kingdom
InnerWorkings Hong Kong Ltd	China
InnerWorkings Italy	Italy
InnerWorkings Latin America, S.L.	Spain
InnerWorkings Luxembourg IP S.à r.l.	Luxembourg
InnerWorkings Nederland	Netherlands
InnerWorkings Peru S.A.C.	Peru
InnerWorkings Portugal	Portugal
InnerWorkings South Africa	South Africa
INWK Mexico S de R.L. De C.V.	Mexico
INWK Panama S.A.	Panama
INWK Puerto Rico Inc.	Puerto Rico
INWK Republica Dominicana S.R.S.	Dominican Republic
INWK Switzerland GmbH	Switzerland
Merchandise Mania	United Kingdom
Novavision	Denmark
Productions Grand Format	France
Productions Graphics	France
Productions Graphics Agencement et Volume	France
Productions Graphics Canada	Canada
Productions Graphics Centrale Europe	Hungary
Productions Graphics Hellas	Greece
Productions Graphics Iberia	Spain
Productions Graphics Middle East	Turkey
Productions Graphics Polska	Poland
Productions Graphics UK	United Kingdom

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 Nos. 333-177535, 333-180423, 333-181815, and 333-184362) of InnerWorkings, Inc., and
(2) Registration Statement (Form S-8 Nos. 333-137173, 333-165363, 333-175103, and 333-183311) pertaining to the InnerWorkings, Inc. 2006 Stock Incentive Plan;

of our reports dated February 28, 2013, with respect to the consolidated financial statements of InnerWorkings, Inc., and the effectiveness of internal control over financial reporting of InnerWorkings, Inc. included in this Annual Report (Form 10-K) of InnerWorkings, Inc. for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Chicago, Illinois
February 28, 2013

Exhibit 31.1

CERTIFICATION

I, Eric D. Belcher, certify that:

1. I have reviewed this Annual Report on Form 10-K of InnerWorkings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /S/ ERIC D. BELCHER

Eric D. Belcher
Chief Executive Officer

Date: February 28, 2013

Exhibit 31.2

CERTIFICATION

I, Joseph M. Busky, certify that:

1. I have reviewed this Annual Report on Form 10-K of InnerWorkings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /S/ JOSEPH M. BUSKY

Joseph M. Busky
Chief Financial Officer

Date: February 28, 2013

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of InnerWorkings, Inc. (the "Company") on Form 10-K for the period ending December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Eric D. Belcher, Chief Executive Officer of the Company, and Joseph M. Busky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to our knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: / S / ERIC D. BELCHER
Eric D. Belcher
Chief Executive Officer

By: / S / JOSEPH M. BUSKY
Joseph M. Busky
Chief Financial Officer

Date: February 28, 2013